SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 10-SB
               Under the Securities Exchange Act of 1934


                      GOLDEN QUEEN MINING CO. LTD.
            (Exact name of registrant as specified in its charter)


Province of British Columbia                                Not Applicable
(State or other jurisdiction                                (IRS Employer
 of incorporation)                                       Identification No.)

                   Green Flag Building, Suite 211-A
                           104 South Freya
                      Spokane, Washington 99202
                (Address of principal executive offices)

    Registrant's telephone number, including area code: (509) 535-4022

    Securities registered pursuant to Section 12(b) of the Act:  None

   Securities registered pursuant to Section 12(g) of the Act:  Common Stock, without par value

                                  PART I

Item 1.  DESCRIPTION OF BUSINESS.

Golden Queen Mining Co. Ltd. (the "Company") was incorporated under the laws of the Province of British Columbia on November 21, 1985. The registered office of the Company is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2; the executive offices of the Company are located at Suite 211-A, Green Flag Building, 104 South Freya, Spokane, Washington 99202. The Company conducts its business through its sole and wholly-owned subsidiary, Golden Queen Mining Company, Inc. (the "Subsidiary"), a corporation incorporated under the laws of the State of California. Unless otherwise indicated, all references to "Golden Queen" mean Golden Queen Mining Co. Ltd. and all references to the "Company" include Golden Queen and the Subsidiary.

The Company is a precious metals exploration and development company currently engaged, through the Subsidiary, in the exploration of certain mineral properties located in the Mojave Mining District, Kern County, California comprising the Company's Soledad Mountain Project. The Company's principal objective is to undertake the development and exploitation of such properties.

The Company acquired its initial interest in the Soledad Mountain Project in 1986, through the acquisition of all of the outstanding shares of the Subsidiary which, at that time, held an interest in certain mining properties in the Mojave Mining District. Since that time, the Company has been principally engaged in acquiring an interest in other properties and exploring for gold and other minerals in the area.

In the five years preceding the date of this registration statement on Form 10-SB, the Company has focused its efforts on the exploration of the properties comprising the Soledad Mountain Project. After a small reserve was outlined in 1988, the Soledad Mountain Project remained dormant for several years due to unfavorable project economics. The Company committed certain private placement funds received by it to an exploration program which was completed in October 1994 and which outlined 562,000 ounces of gold equivalent. By October 1996, following further exploration, the Company concluded that proven and probable ore reserves had increased to 24.8 million tonnes (27.3 million tons) at an average grade of 0.84 grams per tonne (0.024 ounces per ton) of gold and 14.70 grams per tonne (0.428 ounces per ton) of silver. Total contained ounces are estimated at 666,400 ounces of gold and 11,695,000 ounces of silver, or approximately 791,500 ounces of gold equivalent.

The Company intends to develop the Soledad Mountain Project as an open pit gold and silver mining and cyanide heap leach recovery operation. The Company's plans include the construction of facilities, mining by open pit methods and processing precious metals ores at a rate of up to 3.6 million tonnes per year for at least seven years. This period will be followed by heap detoxification and reclamation of the project site. The Company has decided to move the Soledad Mountain Project into the development stages with production scheduled to commence in early 1998.


Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following is a discussion of the operating results of the Company for the fiscal years ended May 31, 1996 and 1995 and for the period from inception (November 21, 1985) through May 31, 1996, and for the three-month periods ended August 31, 1996 and 1995. Effective May 21, 1996, the Company changed the currency in which it reports its financial results from the Canadian dollar to the U.S. dollar. All comparative figures in the Company's consolidated financial statements included in this Form 10-SB and the discussion which follows have been restated to U.S. dollars, as set out in
Note 2(c) to the consolidated financial statements. The selected consolidated financial information set out below and certain of the comments which follow have been derived from the consolidated financial statements of the Company included elsewhere in this Form 10-SB and should be read in conjunction with such financial statements and the notes thereto.

On May 21, 1996, the board of directors of the Company approved the adoption of a change in the fiscal year-end of the Company, from May 31st to December 31st. Such change will take effect with the year ending December 31, 1996.

SELECTED CONSOLIDATED FINANCIAL INFORMATION.

STATEMENTS OF OPERATIONS AND DEFICIT AND CHANGES IN FINANCIAL POSITION DATA.

                                     Three Months Ended
                                         August 31,

                                     1996           1995
                                     ----           ----
Deferred exploration and
 development expenditures
 for the period                    $  621,514     $  197,505
Loss (earnings) for the
 period                               106,737         22,952
Deficit at the end of the
 period                             1,869,274      1,186,823
Cash provided by (used in)
 financing activities                 (23,334)     1,776,270

                                                Years Ended May 31,

                                     1996            1995           1994
                                     ----            ----           ----
Deferred exploration and
 development expenditures
 for the period                    $ 1,848,009    $  519,370     $  493,647
Loss (earnings) for the
 period                                426,380       219,576        158,193
Deficit at the end of the
 period                              1,690,977     1,163,871        944,295
Cash provided by (used in)
 financing activities               12,537,475       273,018      1,432,285

BALANCE SHEET DATA.

                                     Three Months Ended
                                         August 31,

                                      1996           1995
                                      ----           ----

Current assets                     $ 8,571,915    $ 1,641,929
Mineral properties                   2,679,776      2,056,926
Deferred exploration and
 development expenditures            8,623,875      6,351,857
Total assets                        20,389,859     10,183,336
Current liabilities                    299,256        779,009
Long-term notes payable              1,076,687         75,587
Total liabilities                    1,375,943        854,596
Shareholder's equity                19,013,916      9,328,740

                                               Years Ended May 31,

                                     1996            1995           1994
                                     ----            ----           ----


Current assets                     $ 9,877,992    $  165,023     $  768,119
Mineral properties                   2,401,023     1,978,320      1,873,683
Deferred exploration and
 development expenditures            8,002,361     6,154,352      5,634,982
Total assets                        20,711,808     8,423,014      8,320,424
Current liabilities                    481,586       780,759        623,167
Long-term notes payable              1,045,230        78,144         87,436
Total liabilities                    1,526,816       858,903        710,603
Shareholder's equity                19,184,992     7,573,111      7,609,821


RESULTS OF OPERATIONS.

OVERVIEW. During the periods indicated in the discussion which follows, the Company has been in the exploration stage of its business and therefore has earned no revenue from its operations. Variations in the level of expenses between periods have been as a result of the nature, timing and cost of the activities undertaken in the various periods. Financing of the continued exploration of the Soledad Mountain Project during such periods has been obtained through the sale of shares of common stock of the Company in predominantly offshore transactions, and through borrowings.

THREE MONTHS ENDED AUGUST 31, 1996 COMPARED TO THREE MONTHS ENDED AUGUST 31, 1995. Exploration and development expenditures of $621,514 for the three-month period ending August 31, 1996 exceeded exploration and development expenditures for the three-month period ended August 31, 1995 by $424,009. The increase in expenditures resulted from an extensive drilling program conducted to verify reserves at the Soledad Mountain Project, permitting expenses and increased personnel at the project site. The loss of $106,737 for the three-month period ending August 31, 1996 exceeded the loss for the corresponding period in the previous year by $83,785. This was due to an increase in administrative expenditures resulting from the hiring of management personnel in December 1995 and February and May 1996. Cash provided by financing activities decreased from $1,776,270 for the three months ended August 31, 1995 to ($23,334 for the three months ended August 31, 1996. During the period ended August 31, 1995, the Company issued shares of its common stock for cash in a private placement; no comparable transaction occurred during the period ended August 31, 1996.

YEAR ENDED MAY 31, 1996 COMPARED TO YEAR ENDED MAY 31, 1995. Exploration and development expenditures of $1,848,009 for the year ended May 31, 1996 exceeded exploration and development expenditures for the year ended May 31, 1995 by $891,073 (before a recovery of cost in the amount of $437,566 for the year ended May 31, 1995). The increase in expenditures resulted from an extensive drilling program conducted to verify reserves at the Soledad Mountain Project. The loss of $426,380 for the year ended May 31, 1996 exceeded the loss for the previous year by $206,804. This was due to an increase in administrative expenditures resulting from the hiring of additional management personnel in December 1995. Cash provided by financing activities increased from $273,018 during the year ended May 31, 1995 to $$12,537,475 during the year ended May 31, 1996. This increase is attributable to the Company's issuance and sale of special warrants during the year.

YEAR ENDED MAY 31, 1995 COMPARED TO YEAR ENDED MAY 31, 1994. Exploration and development expenditures of $956,936 (before a recovery of cost received in the amount of $437,566) for the year ended May 31, 1995 increased by $463,289 over exploration and development expenditures for the year ended May 31, 1994. This increase was largely due to an increase in expenditures for drilling and consultants. The loss of $219,576 for fiscal 1995 increased by $61,383 over the loss for fiscal 1994. This was due primarily to professional fees, which increased by $75,000 between these periods. Cash provided by financing activities decreased from $1,432,285 for the year ended May 31, 1994 to $273,018 for the year ended May 31, 1995. The cash provided by financing activities during the year ended May 31, 1994 resulted largely from the issuance by Golden Queen of Common Shares as described under the heading "Certain Relationships and Related Transactions".

LIQUIDITY AND CAPITAL RESOURCES.

INVESTING ACTIVITIES. The Company acquired the Soledad Mountain Project in 1986 and since then has been engaged in solidifying its land position and conducting several drilling and sampling programs in order to delineate ore reserves on the project. The Company continues to focus its attention on exploring and developing the project, with a view toward commencing production in early 1998.

During the three months ended August 31, 1996, the Company expended approximately $900,000 on the Soledad Mountain Project. On a cumulative basis since inception, the Company has expended approximately $11,800,000 on the project. These cumulative costs consist of acquisition costs of approximately $2,680,000 and capitalized development and exploration costs of $8,620,000.

FINANCING ACTIVITIES. Since inception, the Company has raised approximately $19,940,000 from the sale of equity securities to support its business activities. These transactions consisted of: the issuance in fiscal 1986 of 1,425,001 shares of common stock for cash, at the price of approximately $0.10 per share, resulting in proceeds to the Company of $141,313; the issuance in fiscal 1987 of 550,000 shares of common stock for cash, at the price of approximately $0.47 per share, resulting in proceeds to the Company of $256,971, and the issuance in such year of an additional 25,000 shares of common stock for property valued at $13,742; the issuance in fiscal 1988 of 1,858,748 shares of common stock for cash, at the price of approximately $0.94 per share, resulting in proceeds to the Company of $1,753,413; the issuance in fiscal 1989 of 1,328,750 shares of common stock for cash, at the price of approximately $1.36 per share, resulting in proceeds to the Company of $1,814,133, and the issuance in such year of an additional 100,000 shares of common stock for property valued at $227,819; the issuance in fiscal 1990 of 1,769,767 shares of common stock for cash, at the price of approximately $1.57 per share, resulting in proceeds to the Company of $2,771,815, and the issuance in such year of an additional 8,875 shares of common stock for property valued at $14,855; the issuance in fiscal 1994 of 5,834,491 shares of common stock for cash, at the price of approximately $0.26 per share, resulting in proceeds to the Company of $1,536,260, and the issuance in such year of an additional 128,493 shares of common stock for property valued at $23,795; the issuance in fiscal 1995 of 648,900 shares of common stock for cash, at the price of approximately $0.28 per share, resulting in proceeds to the Company of $182,866; and the issuance in fiscal 1996 of 2,349,160 shares of common stock for cash, at the price of approximately $0.86 per share, resulting in proceeds to the Company of $2,023,268, the issuance in such year of an additional 506,215 shares of common stock in exchange for indebtedness of $662,282, and the issuance in such year of special warrants (each of which is exercisable for 1.1 shares of common stock and a warrant to purchase an additional 0.55 shares of common stock), resulting in proceeds to the Company of $9,453,437.

As of October 15, 1996, the Company held approximately $7,400,000 in unrestricted cash and held-to-maturity securities. Whether and to what extent additional or alternative financing options are pursued by the Company will depend on a number of important factors, including: the results of further exploration and development activities at the Soledad Mountain Project; management's assessment of the financial markets; the successful acquisition of additional properties or projects, if any; and the overall capital requirements for development of the project. At this time, management estimates that the capital costs of developing the Soledad Mountain Project will be approximately $69,100,000, consisting of an initial capital component of approximately $54,200,000 for the purchase of equipment and facilities and a future component of approximately $14,900,000 for deferred and replacement capital, including reclamation. (More specific information concerning the Company's plan of operation for the Soledad Mountain Project is described below in Item 3 of this registration statement, under the sections entitled "The Soledad Mountain Project" and "Mining Ore and Recovery Plan".) The Company presently has no commitments for such additional financing.

Item 3.  DESCRIPTION OF PROPERTY.

The Soledad Mountain Project.

In May 1996, the Company retained Pincock, Allen & Holt of Lakewood, Colorado to review an internal preliminary feasibility study prepared by the Company (the "Prefeasibility Study") which outlines, among other things, the exploration to date of the properties comprising the Soledad Mountain Project and the Company's plans for the development of the project. Except for the following subsections entitled "Land Ownership and Mining Rights", "Property Acquisitions", "Permitting Process" and "Environmental Issues", this section summarizes the Pincock Report.

Location and Access.

The Soledad Mountain Project is located in the Mojave Mining District in Kern County in southern California, approximately 2.4 kilometers from Highway 14, a paved, four-lane highway. Los Angeles, California is about 145 kilometers south of the project and the metropolitan area of Lancaster/Palmdale, California is less than 48 kilometers to the south by Highway 14. Secondary paved access roads extend from Highway 14 and encircle Soledad Mountain, providing access to the project site. Major power lines come to within a few hundred meters of the plant electrical substation on the north-east corner of the project.

While there is no source of water naturally occurring on the site in quantities sufficient for the expected needs of the project, an area controlled by the Company to the north of Soledad Mountain is recommended for well development at an estimated depth of 61 to 122 meters. An alternate site, also controlled by the Company, to the west of Soledad Mountain is estimated to require drilling to a depth of 213 meters.

The population centers of Mojave, Lancaster, Bakersfield and Los Angeles, all located within a 161-kilometer radius of the project, are sources for the labor, supplies, material and equipment needed for the project. The Santa Fe Railway line runs parallel to, and just east of, Highway 14. The town of Mojave, California provides a convenient railhead for delivery of large pieces of equipment. Other aspects of regional infrastructure already in place and available to support the Soledad Mountain Project include hospitals, ambulance service, fire fighting service, garbage disposal, schools, living accommodations, shopping, airline services and recreational areas.

Local climatic conditions reflect the high desert environment of the Mojave Desert in southern California. Conditions are variable, with temperatures ranging from below freezing in the winter to more than 40.6 degrees Celsius in the summer. Wind is a factor with respect to structural stability, as gusts frequently reach 100 to 130 kilometers per hour. Flora and fauna are sparse in the project area, reflective of the Mojave Desert environment. No perennial streams or springs exist in the project area and the only surface run-off occurs during the heavy rainstorms that are most prevalent from December through March of each year.

Land Ownership and Mining Rights.

The legal description of the Soledad Mountain Project area includes portions of Sections 5, 6, 7 and 8 in Township 10 North, Range 12 West and Sections 1 and 12 in Township 10 North, Range 13 West, San Bernardino Baseline and Meridian. Most of the mining and processing facilities will be located in
Section 6 in Township 10 North, Range 12 West. The project area is a 497-hectare contiguous block within an area of approximately 1,012 hectares held by the Company. The project property is comprised of 33 patented lode mining claims, 123 unpatented lode mining claims, one unpatented placer mining claim, one patented mill site claim, six unpatented mill site claims and 379 hectares of fee land. One hectare is approximately equal to 2.471 acres.

The project property is held by the Company through the Subsidiary under a variety of agreements with 79 property owners. These agreements include 64 mining leases, two exploration agreements with options to purchase and five purchase agreements that are in various stages of completion. The Company believes that all of the land necessary for the development of the project has either been secured under one of these agreements or is controlled by the Company through ownership of the land in fee or where the Company is the holder of unpatented claims.

The Company commissioned a formal title opinion covering the project property which was rendered in August and September 1996. With such a complicated ownership history as is common in historic mining districts, it is typical for title problems to exist with respect to properties in the area in which the project is located. The title opinion reveals that the few title questions which exist with respect to title to the property do not present a material threat to the project. The Company is attempting to resolve the title issues of which it is currently aware with the assistance of its California counsel, a law firm with experience in title matters relating to properties in the Mojave Mining District.

A comprehensive land survey of the project area has not yet been undertaken. Since 1993, the whole of the project area and much of the immediate surrounding area has been segregated from appropriation under the United States General Mining Law of 1872. The segregation terminates May 8, 2000 and is additional protection to the Company in the event open ground exists in the project area.

The various property purchase agreements to which the Company is a party typically require payment by the Company of the purchase price over an extended period of time. In most cases, a somewhat larger advance payment was made at the time the agreement was entered into and, in some instances, a larger payment is due at the time the purchase is completed. Certain of the property purchase agreements require the payment by the Company of royalties upon the commencement of commercial production from the project. As of the date of this registration statement, approximately $2,800,000 remained to be paid by the Company under these various property purchase agreements. Approximately $450,000 of this amount is due within the ensuing twelve months.

The leases to which the Company is a party typically require payment in the form of advance minimum royalties. With one exception, these payments are subject to a credit when production from the project starts. In both the leases and the purchase agreements, applicable royalties are restricted to the property covered by the lease or agreement, as the case may be. Most of the royalties are of the net smelter return ("NSR") type and are based on a sliding scale, with the percentage amount of the royalty being a function of the ore grade on the property to which the royalty relates. Typically, the royalties are 5% NSR or less, with an expected average of 3.1% NSR based on the sliding scale royalty percentage and the modest grade of the deposit. Many of the leases provide that the royalty payable to the lessor is subject to adjustment in the event that the interest of such lessor in the property leased to the Company is greater or less than represented by the lessor in such lease. A number of the agreements have an additional modest royalty consideration which applies in the event that non-mineral commodities, such as aggregates, from the property are sold.

Property Acquisitions.

In the three years preceding the date of this registration statement, the Subsidiary acquired a number of property interests in the Soledad Mountain Project area, at a total cost of approximately $2,700,000, in the following transactions.

In March 1995, the Subsidiary acquired 1.2 hectares of fee land from William and Dorothy Meier of Valley County, Idaho. In April 1995, the Subsidiary acquired an option to purchase all of the outstanding shares of Karma Wegmann Corp., a California corporation, from Grace W. Meehl, Madge W. Wolff,
Stephen G. Wegmann, Michael L. Wegmann, John G. Hodgson, Virginia L. Sigl, Patrick L. Wolff and George P. Wolff, most of whom reside in California. Karma Wegmann Corp. owns an aggregate of six patented lode mining claims, seven unpatented lode mining claims and one patented mill site claim in the project area. In January 1996, the Subsidiary exercised its option to purchase such shares. Pursuant to the terms of the Subsidiary's agreement with the owners of the shares of Karma Wegmann Corp., such shares will be held in escrow and will remain registered in the names of the vendors until the vendors have received the final instalment of the purchase price, which is payable on the earlier of July 1, 1999 or whenever the Soledad Mountain Project is brought into sustained production. In September 1995, the Subsidiary acquired 16.2 hectares of fee land from the Paveen Gupta Medical Corporate Defined Benefit Pension Plan of Culver City, California. This property is presently being held in escrow pending completion of the transaction, which is expected to occur in October 1996. In March 1996, the Subsidiary acquired three unpatented mining claims from Eric W. Godfrey, James P. Sigl, the Joseph Meehl Estate, John G. Meehl and the Meehl Family Trust of Venice, California. In June 1996, the Subsidiary acquired two parcels of property aggregating approximately four hectares from the Federal Home Loan Mortgage Corporation of Texas and Rolando and Delin Cruz of California. One of such parcels is adjacent to the project area and the other is within the project area. In August 1996, the Subsidiary entered into a purchase agreement with Southwestern Refining Corporation of California to acquire approximately twelve hectares of property within the project area. This transaction closed in September 1996. In September 1996, the Subsidiary purchased approximately two hectares of property within the project area from James and Diane Prentice of California.

Project Background.

The Soledad Mountain Project is located within the Mojave Mining District, along with the nearby Cactus Gold Mine, Standard Hill Mine and Tropico Mine. Mining in the area dates back into the late 19th century, but the most significant production occurred from the 1930s to 1942, when Gold Fields Mining Company of South Africa operated a 272-ton per day cyanide mill, evidenced by the large piled tailings on the north slope of Soledad Mountain. No historical operators attempted open-pit mining in the project area.

The Company was introduced to the Soledad Mountain deposit in the mid-1980s by George Phelps, who held an interest in certain mining properties in the area through the Subsidiary. On reviewing old maps of the underground mining, management of the Company was impressed with the horizontal extent to which the significant precious metals extended into the foot and hanging walls of the major veins. Golden Queen acquired Mr. Phelps' property interests in 1986 by acquiring all of the outstanding shares of the Subsidiary. Shortly thereafter, land consolidation began in earnest and the Company commenced an initial program of 12 diamond drill holes and limited underground check sampling. The next phases of exploration, lasting through 1990, consisted of reverse circulation drilling and more extensive underground check sampling.

By the end of 1995, a total of 587 surface drill holes had probed the numerous structures of the project area for ore reserves. In addition, 7,994 meters of underground drilling and cross-cuts were sampled to bolster the understanding of surface drilling results and provide assay data in deeper portions of ore-bearing structures.

Geology.

Regional Geology. The structural history of the western United States is complex, with orogenic events occurring from the Late Cretaceous Period to the Middle Miocene Epoch (approximately 74.5 million to 16 million years ago). The Sierra Nevada Range and the San Bernardino Mountains, the principal arcs surrounding the Soledad Mountain area, are relatively narrow, with well-defined zones of calc-alkaline volcanic and plutonic activity. Deposits of copper, iron, molybdenum, tungsten, gold and silver are associated with these orogenic events.

Miocene volcanic units rest unconformably on Late Cretaceous quartz monzonite (Sierra Nevada Batholith) basement. This suggests that the volcanic center at Soledad Mountain may lie in a domed or tectonically-elevated area, perhaps the topographic margin of a caldera with the central collapsed area represented by the accumulation of tuffaceous sediments south of Soledad Mountain in the Rosamond Hills area.

Site Geology. Soledad Mountain is a moderately-eroded silicic volcanic center of Middle-to-Late Miocene Epoch (approximately 21.5 million to 16.9 million years ago) and is interpreted as part of a large caldera. Volcanics consist of felsic flows, tuffs and breccias with rock types ranging from quartz latite to rhyolite. Faults have disrupted all major rock types with the major faults trending N10 degrees E to N40 degrees W. The faults dip from 70 degrees to 90 degrees near the surface and 45 degrees to 60 degrees at depth. On the north-east side of the project area, the faults tend to dip toward the north-east, while the faults on the south-west side tend to dip towards the south-west. From east to west, the principal veins crop out within a north-west-trending belt about 1,219 meters wide and about
1,981 meters long.

Soledad Mountain consists of coalescing and interpenetrating volcanic domes, along with lava flows and pyroclastic ash-fall tuffs and flows. Volcanic compositions range from quartz latite to rhyolites with ages ranging from
21.5 to 16.9 million years. Other past gold producing structures in the district show similar characteristics to Soledad Mountain. Common features are an epithermal hot spring style of mineralization, host rocks consisting of calc-alkaline volcanics and structurally controlled mineralization.

The gold mines within the Mojave Mining District appear to line the rim of a collapsed caldera. The center of the caldera is south-east of Soledad Mountain, north of the Tropico Mine and south-east of the Cactus Gold Mine.

The Standard Hill Mine, north-east of Soledad Mountain, consists of faults filled with quartz veins that cross-cut quartz monzonite and quartz latite volcanics. The veins strike north to north-west with shallow dips towards the east and north-east, respectively. This deposit represents a mineralization lower in the system than Soledad Mountain.

The Tropico Mine, seven miles to the south, consists of Cretaceous quartz monzonite overlain by volcanics of quartz latite flow-banded rhyolite and rhyolite porphyry similar to those of Soledad Mountain. The veins strike east to west and dip 65 to 70 degrees to the south. Quartz veins fill pre-mineral faults, with movement continuing during and after mineralization.

The Cactus Gold Mine, five miles to the west, consists of quartz latite to rhyolite flows, resting unconformably on quartz monzonite. The strikes of the veins vary from north-east to north-west, with the dips varying from the south-east to north-east. Mineralization is associated with quartz-filled faults, fault breccia and zones of silicification and argillization of the wall rock.

The mineralized faults at Soledad Mountain show two distinct dip directions. The faults on the north-east portion of Soledad Mountain dip 60 to 85 degrees to the north-east. Faults on the south-west portion of Soledad Mountain dip 60 to 85 degrees to the south-west. The area between these sets of faults represents a vent axis trending north-west, forming an elevated crest with an underlying competent root system. Upon the collapse of the caldera, block faulting along the slopes was deflected away from the vent axis and its competent root system.

Mineralization occurs in a series of epithermal veins, faults and shear zones. Vein widths vary up to fifteen meters and are consistent along strike and down dip. Some of them have been mined to a vertical depth of 305 meters. Testing has shown that the principal ore minerals are native gold, electrum and a suite of silver minerals consisting of acanthite, native silver, pyrargyrite and polybasite in a gangue of oxidized, brecciated, quartz with minor pyrite. Traces of sphalerite, chalcopyrite and galena are also present.

The lateral extent of mineralization in the different volcanic units at Soledad Mountain varies. Mineralization of the volcanic flow units of quartz latite, flow-banded rhyolite and porphryitic rhyolite is generally confined to faults and fault breccias and shows a weak lateral potential for mineralization into the wall rock. Where mineralized faults and veins cross-cut the middle and upper pyroclastic units, a wider halo of mineralization into the host rock occurs. This indicates penetration of hydrothermal solutions into the more permeable and porous tuffaceous units of the Soledad Mountain complex.

Exploration.

General. Several major drilling campaigns and a program to resample the underground workings have been completed, along with metallurgical testing for process amenability. Aerial survey topographic mapping and collection of baseline data for environmental permitting have also been conducted.

High grade precious metal mineralization is associated with steeply-dipping epithermal fissure veins occupying faults and fracture zones that cross-cut the rock units in a general north-west trend. This is the ore that was mined and processed by the previous mining operation of Gold Fields Mining Company in the 1930s and early 1940s, but a considerable amount of this material remains and is incorporated into the present reserves. Surrounding the veins are siliceous envelopes that contain lower grade, but still ore-grade, material that forms the major portion of the reserve tonnage.

Sampling. Samples were derived through diamond drilling, reverse circulation drilling, underground drilling and channel sampling of the underground workings. The assay database has a total of 64,081.7 meters, testing fourteen different vein systems in the district, summarized as follows:


          Diamond drilling               2,169.4 meters
          Reverse circulation drilling  53,918.2 meters
          Old cross-cuts (1930s)         3,290.2 meters
          Underground drilling (1930s)   3,235.8 meters
          Recent cross-cuts (1980s)      1,468.1 meters
                                        ---------------
                                        64,081.7 meters
                                        ===============

The database incorporates drill hole collar surveys, down hole assays and underground assays from old workings. There are 587 drill holes currently stored in the data files. Of these, 564 were completed by the reverse circulation method, 15 are diamond core and eight are open hole rotary. Also stored in the database are 279 underground cross-cut channels and drill holes, which include a mix of values from Gold Fields Mining Company's production records and those collected more recently by the Company.

Block Model Construction. A computer model was constructed for the Soledad Mountain Project based on a geological interpretation developed by the Company. Rock types, veins, low-grade disseminated surrounding envelopes, mined-out stopes and zones of internal waste were delineated on cross-sections, transferred to bench plans, digitized and loaded into the model. Plan block maps were plotted from the model to check the block code assignments and corrections were made where necessary. For this study, veins were defined as outlined areas containing grades greater than 3.43 grams per tonne (0.100 ounces per ton) of gold equivalent and lower grade disseminated envelopes enclosed material that ranged from 3.43 to 0.34 grams per tonne (0.100 to 0.010 ounces per ton) of gold equivalent. All the remaining blocks in the model that did not fall into one of the described ore categories were considered waste. Since ore and waste zones were defined in the model blocks but not in the drill hole composites, the code of the block penetrated by the drill hole was assigned back to the composite to ensure a consistent one-to-one match during the grade assignment process.

Linear kriging was used to estimate gold block grades in the model. Grades were estimated for the veins and disseminated areas independently to maintain the integrity of each zone. The separation of vein, disseminated and waste zones was maintained by allowing only composites coded as vein to be used to estimate a block designated as vein and, similarly, only disseminated composites influenced disseminated blocks. Each structural zone was kriged separately.

A gold equivalent grade was then calculated based on assumed prices for gold and silver and an expected silver recovery rate. The calculation was done for all blocks containing estimated gold and silver grades and the resulting value was stored back into the block. Minable reserves and all subsequent mine planning work were based on this value.

Geological Resource. The geological resource includes all blocks within the model limits, but with no assumptions as to economic viability. The geological resource, based on a cut-off grade of 0.342 grams per tonne (0.010 ounces per ton) of gold equivalent, is comprised of 73,703,000 tonnes (81,261,000 tons) averaging 0.82 grams per tonne (0.024 ounces per ton) of gold and 13.06 grams per tonne (0.381 ounces per ton) of silver, or 0.99 grams per tonne (0.029 ounces per ton) of gold equivalent.

Floating Cone Resources. The calculation of the ore reserve portion of the geological resource base was made by the application of the following economic cut-off criteria in floating cone analyses for preliminary pit design: gold prices of $375 and $400 per ounce; a development rock mining cost per tonne of waste and ore of $0.77; internal costs of $3.64 per tonne, comprised of processing and general/administrative costs of $2.98 and $0.66 per tonne, respectively; a design cost of $4.41 per tonne, comprised of processing, mining and general/administrative costs of $2.98, $0.77 and $0.66 per tonne, respectively; a design cut-off grade of 0.404 grams per tonne of gold and an internal cut-off grade of 0.342 grams per tonne of gold; a refining recovery rate of 100%; and process recovery rates of 80% for gold and 70% for silver.

A floating cone represents an inverted cone designed without regard to practical considerations that make ore extraction economically effective.
The pit outlines require optimization procedures to adjust pit outlines for mining and final calculation of minable ore reserves. Such optimization procedures include the smoothing of abrupt changes in pit wall configuration for slope stability, the smoothing of intermediate benches and pit floors for efficient equipment utilization and the addition of haul roads.

Once floating cone pits are modified to represent minable pits, pit phasing analyses investigate the sequencing of individual pits and portions of pits in an effort to maximize profitability. Maximizing profitability implies minimizing costs through efficient haul profiles and associated cost-effective load-haul match up of mining equipment and maximizing the ore grade delivered to the crusher. Pit phasing analyses involve an iterative process of comparing one scenario to another.

The result of this optimization process is a report summarizing practical pit shapes, minable reserves and an associated production schedule that reflects pit phasing. The haul profiles developed for the production schedule provide the basis for estimating mine capital and operating costs.

Floating cone reserves for gold prices of $375 per ounce ($12.06 per gram) and $400 per ounce ($12.86 per gram) are as follows:


            $375 opt Au                   $400 opt Au
          ---------------               ----------------
     Tonnes         25,220,000     Tons           40,824,000
     AuEq g/t            1.029     AuEq g/t            1.097
     Au g/t              0.857     Au g/t              0.926
     Ag g/t             14.572     Ag g/t             13.646

In the $375 per ounce of gold floating cone reserve, material classified as vein represents 2.5% of the tons and 12% of the contained gold equivalent.

Ore Reserves. As described in the Pincock Report, the geological resource contains a current minable ore reserve, classified as proven and probable, totaling 24.8 million tonnes (27.3 million tons) averaging 0.84 grams per tonne (0.024 ounces per ton) of gold and 14.70 grams per tonne (0.428 ounces per ton) of silver. Total contained ounces are 666,400 ounces of gold and 11,695,000 ounces of silver, or approximately 791,500 ounces of gold equivalent.

The Company estimates that the current minable ore reserve will support ore production at a rate of up to 3.6 million tonnes per year for at least seven years. Considering a possible three-year period of heap detoxification, gold production could extend the life of the project to ten years. Further extension is a possibility if additional drilling provides better definition of minable reserves in those areas that currently have limited drilling intercepts and/or limited underground sampling. The average stripping ratio is projected to be approximately 2.4 to 1.

Metallurgy.

There are three principal types of ore represented in the Soledad Mountain reserves: quartz latite, rhyolites and pyroclastics. Metallurgical testing has been performed on more than 200 samples of these ore types from the Project Area over a period of eight years.

The following ore processing methods were evaluated in the assessment of the Soledad Mountain Project: slurry cyanide leaching, gravity separation, flotation and heap leaching. The tests confirmed heap leaching as the best processing method for the Project, largely as a result of the relatively low grade of the ore to be processed. The location of the Project and the climate in the Project Area are well adapted to heap leaching and the process has been successfully applied by other mining companies to nearby orebodies.

Based on the high ratio of silver to gold in the deposits, the Merrill-Crowe process is considered to be the most appropriate process for the recovery of gold and silver from the leaching solution. As a consequence of the presence of trace elements of mercury in the ore, the recovery plant for the project will be required to incorporate a mercury retort to remove mercury from the precipitate.

The test data indicate that crush size is the most important factor affecting metal recovery and that crushing the ore to a size of 10 mesh, about the finest size possible using crushers without milling, will be required to realize optimal recoveries. It is anticipated that the ore will be agglomerated with cement as a binding agent at the rate of five kilograms of cement per tonne of ore. The average cyanide consumption rate for the project is expected to be 0.25 kilograms of cyanide per tonne of ore processed. The tests indicate average expected ultimate gold and silver recoveries of 75% to 80% and 65% to 75%, respectively.

Mining and Ore Recovery Plan.

Mining. Mining at the Soledad Mountain Project is proposed to be conducted by conventional open pit techniques. It is anticipated that operations will be carried out by the Company's own employees.

Open pit mining is generally associated with a spiral haulage ramp that is extended as the pit deepens. At Soledad Mountain, the majority of the ore will be excavated by cutting back into canyons or along hillsides. As well, the ore is not in a single pit, but in a network of smaller pits with pit walls frequently overlapping. The current mining plan involves initial low elevation mining for the first two years of production, followed by mining at the higher levels in subsequent years. The road extending from the ore stockpile area at the process plant site up to the highest elevations on Soledad Mountain must be built before any excavation can begin on the highest benches in each pit area. A total of about 6,400 meters of road will be required: 2,500 meters to facilitate the first two years of mining at low elevations and then further extensions to the highest benches of Soledad Mountain for the remaining mine life.

The Company is planning to mine at a rate of up to 3.6 million tonnes of ore per year on the basis of two 10-hour shifts per day, 355 days per year. This schedule would provide ore to the crusher at a rate of 10,250 tonnes per day and an average of 24,490 tonnes of waste per day. All waste will be deposited on a series of dump sites east, south and west of the pit areas.

Ground water has been reported only in the deepest gold mine workings below 823 meters in elevation. All open pit mining is expected to be dry, except for occasional rains and very occasional winter snow. Old workings from historical underground mining will be encountered. However, based on the experience of other operations, it is not expected that the old mine workings will significantly interfere with mining operations.

Crushing, Conveying and Stacking. An 726-tonne per hour, four-stage crushing circuit will be installed at the Soledad Mountain Project. The primary crushing system will be comprised of a vibrating grizzly feeder with 12.7-centimeter apertures and a 0.12 meter by 0.15-meter jaw crusher with a closed side setting of 12.7 centimeters. The grizzly undersize and the jaw crusher product will be combined and conveyed to the secondary crushing circuit. Secondary crushing will be done in a 2.13-meter standard cone crusher. Third and fourth stage crushing will be done in two identical circuits. Abrasion index tests indicate that the ore is fairly abrasive and can be expected to result in higher than average wear rates for crushing equipment.

Crushed ore will be combined on a single belt conveyor for sampling and agglomeration. Cement will be added to the belt conveyor at the rate of five kilograms per tonne of ore by a variable speed screw conveyor. The belt conveyor will discharge directly into an agglomeration drum. Water and barren solution will be added in increments in the agglomerator to bring the ore to an 11% moisture content. A totalizing belt scale on the final product belt will control the cement and water additions and record daily tonnages. The agglomeration drum will discharge onto a conveyor that feeds the heap conveying and stacking system.

In the primary crushing circuit, dust will be controlled by high pressure water sprays. In the secondary, tertiary and quarternary crushing circuits, dust will be controlled by central dry bag dust collectors. Individual dry dust collectors will be used on the cement silo and at outlying conveyor transfers.

The agglomerated ores will be conveyed to a radial stacking system by a series of portable and semi portable conveyors. The conveying system will consist of a series of 0.914-meter wide semi-portable and portable conveyors. The semi-portable conveyors will transport the crushed ore to the central area of the leach pad and the portable conveyors will transport crushed ore to the stacker. The stacking system will consist of a self-propelled bin conveyor and a 39.6-meter long radial stacker with a 6.1-meter long slinger. The radial stacker will be equipped for lifting and hydraulic wheel positioning. The hydraulic drive will be sized for the slopes of the leach pad.

Leaching. The heap leach pad will be located on the north slope of Soledad Mountain. It will be a side hill pad with a perimeter dike to support the toe of the heap and to create solution storage capacity. The leach pad is designed to minimize impacts on the surrounding environment, wildlife and waters. It is designed as a dedicated pad; that is, ore is stacked, leached, rinsed and left in place for reclamation. The pad will be located downslope of the proposed mine pit along the base of Soledad Mountain and will be divided into four cells to correspond with ore production and pad capacity requirements. The capacity of the pool in each cell is designed to have sufficient storage for up to eight hours of solution application and 12 hours of drain down in the event of a pump or power failure and to store the estimated precipitation from a 100-year 24-hour storm event. Additional storage is currently required for three of the four cells, as presently designed, and is expected to be obtained by subexcavating the leach pad foundation within the solution storage area.

Leach solution will be distributed over the heap by a system of pipes and emitters. Once the solution is applied to the ore and percolates throughout the heap, it will drain along the base of the heap. The solution flow will be intercepted and collected by 10-centimeter diameter perforated pipes installed on top of the liner system and routed into one of three solid manifold pipes. The manifold pipe will then route the solution to the solution collection sump. This drainage system is designed to minimize the hydraulic head applied over the composite liner system and increase the rate of solution recovery.

Solution will be recovered from the heap by a submerged sump pump in the low area of the cell. The sump pump will be used to recover solutions to a tank and booster pump station that will then pump solution to the solution storage tanks at the Merrill-Crowe plant. The pipelines will be located within the lined cell for containment in the event of a pipe leak. The pad for the pump will be designed to drain into the leach pad to control leaks from the pump.

The pad liner system will consist of four components: the prepared subgrade, the liner material, a solution collection system on top of the liner and a protective overliner material. The prepared subgrade will be a well-graded material prepared and compacted to a surface for placement of the appropriate liner material. The pad liner will be constructed as a double-liner system with two different sections. The liner within the solution storage area will be double-lined with HDPE material and a leak collection and recovery system, including leak detection monitors and a pipe collection system, between the two liners. The lower liner placed on the subgrade will be 40-mil thick HDPE and the upper liner will be 60-mil thick HDPE. Pad liner placed upslope of the solution storage area will be a composite liner that will consist of low-permeability soil liner directly overlain by a 60-mil thick HDPE liner. The 60-mil thick HDPE liner will be continuous with the 60-mil thick liner in the solution storage area. Protective overliner material will be crushed ore placed in a 0.5 to one-meter thick lift over the lined area. This protective overliner will serve to secure the solution collection piping and provide direct access in the pad area for lightweight vehicles and the conveyor system. Initial placement of the material will be integrated with pad construction to create a working area of sufficient size for production. Thereafter, laying of the pipes and spreading of the overliner will be done in conjunction with the pad loading plans.

The leach recovery schedule is based on three parameters: the metallurgical characteristics of the ore, physical delays in the handling of ore and solutions and the retention of values in solution within the heap. Once the heap has been under leach for a complete leach cycle and a constant daily tonnage is being stacked, estimated recoveries are as follows:

Percentage of 80% Gold, 75% Silver

          Days       Au        Ag
          ----       --        --
           90        60        40
          180        15        25
          270        10        15
          360       7.5        10
          450       5.0         5
          540       2.5         5
                    ---       ---
                    100       100
                    ===       ===
Additional recovery on a 100% recovery basis is expected to be as follows:

          Days       Au        Ag
          ----       --        --
           960      2.0       3.0
          1320      1.0       2.0

The modification for the first year's production schedule must take into account the load-to-leach delays, delays from the additional lifts and, most importantly, the values retained in heap solutions.

The heaps will be detoxified prior to closure by a rinse of a combination of fresh water and peroxide-treated recycled water. The heap will be rinsed by cells. Each cell is estimated to require a two-year period to detoxify to required cyanide levels. The amount of fresh water available is limited by the well source and the other demands of production: agglomeration and dust suppression. During the production years, 18.9 liters per second will be available. After mining has ceased, 37.9 liters per second will be available. The addition of fresh water must be matched by the loss of water to evaporation.

Production during the detoxification period will come from two sources. Gold and silver will be recovered as a result of extending the leach cycle and from the solutions entrained in the heap that are rinsed during the period.

Recovery. The Soledad Mountain Project gold recovery plant will be a conventional Merrill-Crowe circuit because of the high silver content in the ore. The ore body average silver content is 14.78 grams per tonne but the silver content of the feed will occasionally exceed 34.3 grams per tonne. During heap detoxification, when cyanide levels drop below levels suitable for Merrill-Crowe processing, a small carbon plant will be used.

Closure, Reclamation and Bonding. The reclamation requirement for the Soledad Mountain Project includes removal of all structures, shaping and seeding of the heaps, seeding of portions of the waste dumps and the ripping up or removal of all roads. The mine pits will require little or no reclamation. Reclamation requirements are influenced by the fact that the Soledad Mountain Project is located in a desert climate, with less than 14.5 centimeters of annual rainfall. Reclaimed slopes may be as steep as 1:1 and there is no requirement for demonstration of re-vegetation. Growth media (generally, the top five centimeters of cover) will be removed from the waste dump and heap leach sites and stockpiled for final reclamation. It is expected that the growth media will contain most of the seeds necessary for the reclamation. The waste dumps and heaps will be benched by bulldozer upon the completion of mining and roadways will be ripped up. The growth media will be distributed along the benches and in the roadways.

Several bonds will be required for the Soledad Mountain Project: a Surface Mining and Reclamation Act bond, to be held by Kern County, to cover the general reclamation of the site, including the waste dumps, roads, mine pits and building removal; a detoxification and closure bond, to be held by the Lahontan Regional Water Quality Control Board (the "LRWQCB"), relating to the heap back process areas; and an "unforeseen event bond", to be held by the LRWQCB, which is intended to bond for a catastrophe that would contaminate surface or ground water with processed water. As there are no surface streams at Soledad Mountain, the bond would apply to ground water only. The amounts of these bonds will be determined by the regulatory authorities when permits are granted for the Soledad Mountain Project.

Permitting Process.

A number of permits and approvals are required with respect to all aspects of construction, operations and closure of a mine at the Soledad Mountain Project. While approvals do not constitute a permit as such, they are an integral part of the permit process and have significant importance. The Company expects the permitting process for the Soledad Mountain Project to be relatively straightforward. There is a long mining tradition in the area of the project and the surrounding area and Kern County has designated mining as one of the best uses for land in the area of the project. Two similar projects are located nearby, one in the final phases of operation and the other in closure. The Company is not aware of any sensitive plants or animals in or near the project area.

The Kern County Planning and Development Department has the lead role in the development and review of the environmental documents in accordance with the Memorandum of Understanding between Kern County and the United States Department of the Interior's Bureau of Land Management (the "BLM"). An environmental impact report ("EIR") is required by the California Environmental Quality Act wherever cyanide is used to process precious metal ores and the United States National Environmental Policy Act requires some form of environmental review, with an environmental impact statement ("EIS") being the most comprehensive of these.

In February 1996, the Company submitted a draft combined EIR/EIS report, prepared by an independent contractor, to Kern County and the BLM. The permitting process provides for public comments and two public meetings were held by the BLM in April 1996. There is also opportunity for the public to provide written comments.

The public comment period ended June 30, 1996; the Company received comments directed toward the project's effect on ground water quality and quantity, air quality, the effect of development on native species of plants and animals, the visual impact of the project and the potential hazards associated with transporting supplies and chemicals to the project site. These comments and the results of specific studies undertaken partially in response to the comments will be incorporated in the combined EIR/EIS report, and this document will then be released to the public for three months, after which time the BLM will give its "Record of Decision" and Kern County will provide its decision. The Company expects that it will receive the final decisions on its permitting application by July 1997.

The Pincock Report concludes that the receipt by the Company of required construction and operating permits for the Project seems likely and that the Company's projected schedule for the receipt of required permits appears to be feasible.

Environmental Issues.

Acid Generation. A number of samples representing different rock types from the Project site were tested for acid generation/neutralization potential. Two methods for evaluating acid generation/neutralization potential were used in the review of each of the samples. Under one method, none of the samples were found to be acid generating or acid toxic as indicated by pH level. Using a second technique, one sample was found to be marginally acid generating. Because the rock type represented by this one sample would constitute approximately 10% of the waste and will be disbursed throughout the several dumps with overwhelming volumes of rock that have an excess of buffering capacity, the Company is of the view that this waste is unlikely to create an acid generation problem.

To meet closure requirements, all of the processed material will remain on the lined pad following rinsing. The Company believes that this, along with large amounts of cement and other basic compounds used in solution to be used in acidity control, will mean that there will be no material risk of acid generation in the heaps.

Hydrologic Data. The Soledad Mountain Project is in the northern portion of the Antelope Valley ground water basin and experiences an average annual rainfall of less than 14.5 centimeters. There are no surface waters of any kind, other than the periodic runoff that follows the rare heavy rains that typically occur during the winter months. Drainage in the area of the project is controlled by a series of deeply incised gullies and channels that ultimately drain to the north-west into the Chaffee hydrologic area. The water that does not evaporate typically percolates into the Antelope Valley ground water. No water quality data are available for surface runoff.
Ground water in the bedrock underlying the area is almost certainly very modest in quantity and is restricted to fractures. The alluvial cover on the valley fill are known sources of important amounts of ground water. Water in these cases is typically at 55 to 61 meters in depth.

Wells in the shallow alluvium are historically low yield in nature, while those in areas with a substantial amount of alluvial fill can be important producers. Water quality data are limited; however, sufficient data are available to confirm that the water is acceptable for the process applications proposed.

Water Quality Issues. Once mining at the project has commenced, control of surface water in the area will be achieved through the construction of intercept trenches to preclude the uncontrolled runoff from coming into contact with the leach heaps or other materials that might degrade water quality. Also, the heap leach process that the Company intends to employ does not include direct or indirect waste water discharges.

Ground water protection from leaching solutions will be achieved through the use of a double liner system augmented by a leachate collection and recovery system. A monitoring system below the liner will also be incorporated for leak detection. Additional monitoring wells will be placed down gradient in the direction of probable flow as an additional protective feature.

Air Quality Issues. The project lies within the Southeast Desert Air Basin, which is under the jurisdiction of the Kern County Air Pollution Control District. The area is designated as unclassified for PM(10) emissions (that portion of the total suspended particulates less than 10 microns in size) and as a non-attainment area for ozone. The typically windy conditions and very dry nature of the area are probably responsible for the high PM(10) background levels recorded at several nearby monitoring stations. On-site air sampling was conducted for approximately one year with high background PM(10) levels found.

Fugitive dust, when combined with the background dust, may cause unacceptable levels of PM(10) emissions off-site, and may represent the greatest potential environmental issue. A PM(10) level of 45.15 micrograms per cubic meter is projected by computer modelling, below the California attainment standard of 50 micrograms per cubic meter and the Federal standard of 150 micrograms per cubic metre. However, the Company believes that it will achieve compliance with applicable standards by a greater margin, as a result of the fact that the modelling methodology assumes worst likely case conditions which are considered unlikely to be encountered in actual operations and based on the use by the Company of commonly-accepted dust control techniques in all phases of mining and crushing.

Capital and Operating Costs.

The total capital cost of the Soledad Mountain Project is estimated to be $69,100,000, consisting of an initial capital component and a future component covering deferred and replacement capital, including reclamation. Initial capital costs required to put the project into production are estimated to be $54,200,000. This estimate is based on a 12-month construction period starting immediately after permits are received. The estimate includes purchases of all equipment and facilities, including mobile equipment. Deferred and replacement capital costs required to complete all facilities to accommodate life-of-mine ore production are estimated to be $14,900,000, including continuation of land acquisition payments, leach pad additions, equipment replacement and/or major overhauls and heap rinse down. Reclamation occurring during mine operation will be carried as an operating expense.

Based on a stripping ratio of 2.4 to 1, the Company estimates total operating costs of $5.65 per tonne of ore processed, comprised of mining costs of $2.04 per tonne, processing costs of $3.05 per tonne and general and administrative costs of $0.56 per tonne. The Pincock Report concludes that these proposed operating costs have been estimated in accordance with industry practice.
The Company estimates that 100,000 ounces per year of gold equivalent can be sustained at a cash cost of under $220 per ounce.

All cost estimates are stated in first quarter 1996 U.S. dollars and are considered to be accurate to within plus or minus 25%, as stated in the Pincock Report.

Proposed Work Program and Application of Funds.

The best potential for identifying additional ore at the Soledad Mountain Project is to continue to test known, under-developed veins and to conduct an on-going program designed to locate undiscovered structures. Underground cross-cut assays from the 1930s and 1940s indicate substantial minable reserves (13.6 million tonnes) from 152 to 366 meters from the surface; however, this reserve is generally untested by drilling. Drilling of this target by a combination of reverse circulation and diamond drilling has an excellent potential for adding these reserves to the proven and probable category. A deep drilling program using existing underground workings has been developed. The Company has budgeted $2,200,000 for this work. The Pincock Report concludes that this expenditure is warranted in order to bring the project to full production.

Mineralization at the stockworks is hosted in silica-flooded zones in quartz latite and porphyritic rhyolite with quartz veinlets. The overall geometric shape of the deposit is currently unknown and additional drilling is required at different orientations to delineate the true shape of the deposit. The Company has budgeted $300,000 for delineation of this ore. The Pincock Report concludes that this expenditure is warranted to bring the deposit into full production.

The Company has budgeted a total of $1,400,000 for in-fill drilling the first two years of mine production to enable detailed mine planning in those areas. The Pincock Report concludes that this expenditure is warranted in order to better define the location of additional in-pit reserves and the location of the ultimate pit walls.

Several "wildcat" drill holes on the south-east extension of one of the identified ore veins indicate the continuation of the structure. Cross-cut information and recent drilling by other parties reviewing the Soledad Mountain Project show potential to extend proven and probable reserves towards the south-east. The Company has budgeted a total of $1,500,000 for continued exploration of this area. The Pincock Report concludes that this expenditure is warranted in order to bring these additional areas into the proven and probable reserve categories.

The Company anticipates expenditures of approximately $2,000,000 to complete a final bankable feasibility study currently being prepared by Pincock, Allen & Holt and conduct related detailed engineering.




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
Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of October 15, 1996, the names of, and number of shares of common stock of the Company beneficially owned by, persons known to the Company to own more than five percent (5%) of the Company's common stock; the names of, and number of shares beneficially owned by each director and executive officer of the Company; and the number of shares beneficially owned by, of all directors and executive officers as a group. At such date, the number of shares of common stock of the Company outstanding or deemed outstanding pursuant to presently exercisable options and warrants was 24,223,400 shares.


                              Amount and Nature of
                              Beneficial Ownership
                               (all direct unless           Percent
Name of Owner                   otherwise noted)            of Class
-------------                 ---------------------         --------

Paul A. Bailly (1), (2)            325,176                  1.34 %

Steven W. Banning (1), (3)       1,000,000                  4.13 %

Bernard Goodson (1), (4)           100,000                  0.41 %

Richard W. Graeme (1), (5)         200,000                  0.82 %

Gordon C. Gutrath (1), (6)         195,000                  0.81 %

Jerrold W. Schramm (1),                  0                  0.00 %

Chester Shynkaryk (1), (7)         389,508                  1.61 %

Edward G. Thompson (8)             148,300                  0.61 %

All Directors and
  Executive Officers
  as a Group (8 persons) (9)     2,357,984                  9.73 %

VenturesTrident II, L.P. (10)    4,758,061                  19.64%
____________________

(1)  Director of the Company.

(2) Includes presently exercisable options for the purchase of 120,000 shares of Common Stock.

(3) Includes presently exercisable options for the purchase of 333,333 shares of Common Stock.

(4) Includes presently exercisable options for the purchase of 33,333 shares of Common Stock.

(5) Includes presently exercisable options for the purchase of 66,666 shares of Common Stock.

(6) Includes presently exercisable options for the purchase of 90,000 shares of Common Stock.

(7) Includes presently exercisable options for the purchase of 175,000 shares of Common Stock.

(8) Includes presently exercisable options for the purchase of 90,000 shares of Common Stock.

(9) Includes presently exercisable options for the purchase of 908,332 shares of Common Stock.

(10) VenturesTrident II, L.P. is an investment limited partnership, the general partner of which is Fulcrum Management Partners II, L.P.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, ages, business experience for at least the past five years and positions of the directors and executive officers of the Company as of October 15, 1996 are as follows. The Company's board of directors consists of six directors. All directors serve until the next annual meeting of the Company's stockholders or until their successors are elected and qualified. Executive officers of the Company are appointed by the board of directors.


Name and Age
of Director or           Position with
Executive Officer        the Company                   Principal Occupation
------------------       -------------                 --------------------
Paul A. Bailly (1)
Age: 70                  Director and Chairman         Chairman of Castle
                         of the Board                  Inc. (a gold mining
                                                       investment company)
Steven W. Banning (2)
Age: 45                  President, Chief Executive
                         Officer and Director          Officer of the Company
Bernard F. Goodson
Age: 59                  Vice-President - Administra-
                         tion and Controller           Officer of the Company
Richard W. Graeme
Age: 55                  Vice-President - Operations   Officer of the Company

Gordon C. Gutrath (2)
Age: 59                  Director                      Chairman of Queenstake
                                                       Resources Ltd. (a
                                                       mineral exploration
                                                       company)
Jerrold W. Schramm (1)
Age: 36                  Director                      Partner, Lawson
                                                       Lundell Lawson
                                                       & McIntosh (barristers
                                                       and solicitors)
Chester Shynkaryk (1)
Age: 52                  Secretary and Director        President of Visionary
                                                       Mining Corporation (a
                                                       mineral exploration
                                                       company)
Edward G. Thompson (2)
Age: 60                  Director                      President of E.G.
                                                       Thompson Mining
                                                       Consultants Inc.
____________________

(1)  Member of the compensation committee of the board of directors.

(2)  Member of the audit committee of the board of directors.

Brief Biographical Information Concerning Directors and Executive Officers. Mr. Bailly was President of Fulcrum Management Inc. until November 1992. Mr. Banning was Vice-President, Operations of Pegasus Gold Inc. until December 1995. Mr. Goodson was Vice-President-Finance of Pintlar Corporation (a mining company) from May 1991 to January 1996. Mr. Graeme was Principal Mine Engineer, Mine Development Associates from January 1994 to February 1996 and President and Chief Executive Officer of Mining Remedial Recovery Corp. from January 1991 to January 1994. Mr. Gutrath was President of Queenstake Resources Ltd. until November 1995. Mr. Schramm was an associate with Lawson Lundell Lawson & McIntosh until February 1, 1994. Mr. Shynkaryk was the President of Golden Queen until December 1, 1995. Mr. Thompson has been the President of E.G. Thompson Mining Consultants Inc. during the past five years.


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
Item 6. EXECUTIVE COMPENSATION.

Summary Compensation Table.

The following table discloses compensation received by the Company's Chief Executive Officer, its President, its Vice President of Administration and Controller, and its Vice President of Operations for the years ended May 31, 1996, 1995 and 1994.

                            Annual Compensation
----------------------------------------------------------------------------

                                                         Other
Executive                                                Annual
Officer                  Year      Salary    Bonus     Compensation
---------                ----      ------    -----     ------------
Paul A. Bailly (1)       1996           -        -          -
Chief Executive Officer  1995           -        -          -
 (former)                1994           -        -          -

Steven W. Banning (2)    1996      $100,000      -     $1,800 (3)
President and Chief      1995           -        -          -
 Executive Officer       1994           -        -          -

Bernard F. Goodson (5)   1996      $  6,667      -     $  300 (3)
Vice President of        1995           -        -          -
 Administration and      1994           -        -          -
 Controller

Richard W. Graeme(6)     1996      $ 36,667      -          -
Vice President of        1995           -        -          -
 Operations              1994           -        -          -


                           Long-Term Compensation
----------------------------------------------------------------------------

                                   Dollar Value   Securities               All Other
Executive                          of Restricted  Underlying     LTIP      Compen-
Officer                  Year      Stock Awards   Options/SARS   Payouts   sation
---------                -----     -------------  ------------   -------   ----------
Paul A. Bailly (1)       1996           -           120,000           -         -
Chief Executive Officer  1995           -            50,000           -         -
 (former)                1994           -            40,000           -         -

Steven W. Banning (2)    1996           -              -              -    810,000 (4)
President and Chief      1995           -              -              -         -
 Executive Officer       1994           -              -              -         -

Bernard F. Goodson (5)   1996           -           100,000           -         -
Vice President of        1995           -              -              -         -
 Administration and      1994           -              -              -         -
 Controller

Richard W. Graeme (6)    1996           -           200,000           -         -
Vice President of        1995           -              -              -         -
 Operations              1994           -              -              -         -

___________________

(1)  Mr. Bailly was Chief Executive Officer of the Company until December 1,
     1995.

(2) Mr. Banning was not employed by the Company until December 1, 1995 and, accordingly, was employed by the Company for six months during the fiscal year ended May 31, 1996.

(3)  Represents automobile allowances paid to Mr. Banning and Mr. Goodson.

(4) Pursuant to Mr. Banning's employment agreement, the Company has granted Mr. Banning options to purchase an aggregate of 1,000,000 shares of common stock of the Company and has agreed to make certain payments on Mr. Banning's behalf in connection with the exercise of such options.

(5) Mr. Goodson was not employed by the Company until May 1, 1996 and, accordingly, was employed by the Company for one month during the fiscal year ended May 31, 1996.

(6) Mr. Graeme was not employed by the Company until February 1, 1996 and, accordingly, was employed by the Company for four months during the fiscal year ended May 31, 1996.



         [The balance of this page has been intentionally left blank.]

Table of Aggregated Options Exercised During the Fiscal Year Ended May 31, 1996 and Fiscal Year-End Option Values.

The following table sets out certain information with respect to options to purchase shares of the common stock of the Company exercised during the fiscal year ended May 31, 1996 by the Company's Chief Executive Officer, its President, its Vice President of Administration and Controller, and its Vice President of Operations, and options held by such person at the end of such year. Information with respect the value of such options is set forth in Canadian dollars, being the currency in which such options are denominated. At October 15, 1996, each Canadian dollar was approximately equal to U.S.$1.35.

                         Securities                                          Value of Unexercised in-the-
                         Acquired   Aggregate     Unexercised Options at            Money Options at
                            on        Value           May 31, 1996                     May 31, 1996
                         Exercise   Realized              (#)                             (C$)
Name                       (#)        (C$)      Exercisable/Unexercisable     Exercisable/Unexercisable
----                     --------  ----------   -------------------------     --------------------------
Paul A. Bailly           90,000     65,820      120,000     /    0            184,800     /    0
Steven W. Banning             0          0      269,999     /    540,001      452,065     /    904,135
Bernard F. Goodson            0          0       33,333     /    66,667       101,666     /    203,334
Richard W. Graeme             0          0       66,666     /    133,334      203,331     /    406,667
____________________

(1)  The closing price of the common stock of the Company on The Toronto Stock Exchange on May 31, 1996 was
     C$3.05.

(2)  Of such options, options to purchase an aggregate of 40,000 shares of common stock were exercisable at
     C$0.592 per share and options to purchase an aggregate of 50,000 shares of common stock were exercisable at C$0.55 per share.  All of these options were exercised on July 19, 1995.



Table of Options Granted During the Fiscal Year ended May 31, 1996.

The following table sets out certain information with respect to options to purchase shares of common stock of the Company granted to the Company's Chief Executive Officer, its President, its Vice President of Administration and Controller, and its Vice President of Operations during the fiscal year ended May 31, 1996. None of the other named executive officers of the Company were granted options during such year.

                                        Percent of                    Market Value of
                    Securities Under    Total Options                 Shares Underlying
                         Options        Granted to      Exercise or   Options on the
                         Granted        Employees in     Base Price   Date of Grant
Name                       (#)          Financial Yr.    (C$/Share)   (C$/Share)       Expiration Date
----                -----------------   -------------   ------------  -------------    ---------------
Paul A. Bailly           120,000 (1)       8.36%            1.51         1.51          August 24, 1999
Steven W. Banning(1)     680,000          47.39             1.35         1.35          December 1, 2000
                         130,000           9.06             1.51         1.51          February 21, 2001
Bernard F. Goodson       100,000           6.97             3.00         3.00          May 21, 2001
Richard W. Graeme        200,000          13.94             1.51         1.51          February 21, 2001
____________________

(1)  Subsequent to May 31, 1996, the Company granted Mr. Banning options to purchase an additional
     190,000 shares of Common Stock.  Such options are exercisable on or before October 4, 2001 at the price of C$2.43.


Termination of Employment, Change in Responsibilities and Employment
Contracts.

There are no employment agreements between either the Company or the Subsidiary and Mr. Bailly, and no plans or arrangements pursuant to which Mr. Bailly would be compensated in the event of a change in control of the Company or the Subsidiary or a change in Mr. Bailly's responsibilities following any such change in control.

During the fiscal year ended May 31, 1996, the Company entered into employment agreements with Mr. Banning, its President and Chief Executive Officer; Mr. Goodson, its Vice President of Administration and Controller; and Mr. Graeme, its Vice President of Operations. Each of such agreements provides for the payment of salary and bonuses, the granting of certain options to purchase shares of common stock to the employee and the provision of certain benefits, including those offered to employees generally.

In addition, such agreements also contain certain provisions relating to the compensation of the employee in the event of termination of employment other than for cause. If the Company terminates an employee's employment for any reason other than for cause, the Company is required to pay the employee an amount equal to 24 months' salary in the case of Mr. Banning and Mr. Graeme, and 12 months' salary in the case of Mr. Goodson. The employee may terminate his employment upon six months' prior written notice to the Company.

The agreements also provide that if there is a "change in control" (as defined in the agreements) of the Company and the employee's employment is subsequently terminated (unless such termination is for cause or by the employee for other than "good reason" (as defined in the agreements)), the employee is entitled to receive a lump sum severance payment equal to two times the employee's then current annual base salary in the case of Mr. Banning and Mr. Graeme, and one times the employee's then current annual base salary in the case of Mr. Goodson. In addition, all benefits then provided to the employee will be continued for a period of 24 months after termination in the case of Mr. Banning and Mr. Graeme, and 12 months after termination in the case of Mr. Goodson. Any existing stock options then held by the employee will vest immediately and may be exercised by the employee at any time within three months following the date of his termination.

Pursuant to Mr. Banning's employment agreement, the Company has agreed to grant to Mr. Banning options to purchase an aggregate of 1,000,000 shares of common stock. Options to purchase 810,000 shares of common stock have been granted to Mr. Banning, subject to the approval of The Toronto Stock Exchange (the "TSE") and the Company's shareholders. See the section of this registration statement entitled "Options to Purchase Securities" below. Options to purchase the remaining 190,000 shares of common stock will be granted to Mr. Banning when the Company's stock option plan has been amended and approved as is further described in this registration statement under the section entitled "Stock Option Plan" below. In addition, the Company has agreed to pay to Mr. Banning, on the exercise by him in the future of options to purchase each of 130,000 shares of common stock, the difference between C$1.51 per share (the exercise price of such options on the date of grant) and C$1.35 per share (the market price of the common stock on the date the Company agreed to grant such options to him) and, on the exercise by him in the future of options to purchase each of 190,000 shares of common stock, the difference between the exercise price in respect of such options and C$1.35 per share.

Mr. Banning receives an annual salary of $200,000, Mr. Graeme receives an annual salary of $110,000 and Mr. Goodson receives an annual salary of $80,000.

Compensation of Directors.

The Company does not pay directors' fees. While the Company has no written policy or standard arrangements in this regard, it is currently the policy of the Company to grant options to purchase shares of its common stock to its directors under the stock option plan described below under the heading "Stock Option Plan". Generally, each director is granted options to purchase an aggregate of 90,000 shares of common stock and such additional number of shares of common stock as may be appropriate in particular circumstances given other responsibilities assumed by the director in the Company's affairs and contributions made by such director to the Company.

The following table sets out certain information with respect to options to purchase shares of common stock of the Company granted to the directors of the Company, other than the Company's Chief Executive Officer, during the fiscal year ended May 31, 1996.

                                    % of Total
                                      Options                    Market Value
                    Securities      Granted to                   of Securities
 Name of Director     Under            All                        Underlying
  and Office at      Options       Employees in   Exercise or    Options on the
     Financial       Granted       the Financial  Base Price     Date of Grant    Date of      Expiration
     Year-End          (#)             Year       (C$/Share)      (C$/Share)       Grant          Date
 ----------------   ----------     -------------  -----------    -------------    -------      ----------
Edward G. Thompson   20,000           1.39%          1.51           1.51          February     February
                                                                                  21, 1996     21, 2001

There are no other arrangements under which directors of the Company were compensated by the Company during the year ended May 31, 1996 for their services in their capacity as directors and, without limiting the generality of the foregoing, no additional amounts are payable under any standard arrangements for committee participation or special assignments, except that the articles of incorporation of the Company provide that the directors are entitled to be paid reasonable travelling, hotel and other expenses incurred by them in the performance of their duties as directors. The Company's articles of incorporation also provide that if a director is called upon to perform any professional or other services for the Company that, in the opinion of the directors, is outside of the ordinary duties of a director, such director may be paid a remuneration to be fixed by the directors and such remuneration may be either in addition to or in substitution for any other remuneration that such director may be entitled to receive.

During the fiscal years ended May 31, 1996 and 1995, the Company paid consulting fees of C$50,000 and C$30,000, respectively, to a private company controlled by Chester Shynkaryk.

Stock Option Plan.

On November 27, 1992, the shareholders of the Company approved the establishment of a stock option plan (the "Stock Option Plan") for directors, officers and employees of the Company and its subsidiaries. The Stock Option Plan is administered by the Compensation Committee of the board of directors of the Company. The Stock Option Plan provides that a maximum of 10% of the number of shares of common stock issued and outstanding from time to time will be reserved, set aside and made available for issuance pursuant to options granted from time to time under such plan, provided that, under the terms of the Stock Option Plan, no person is entitled to be granted options to purchase shares of common stock constituting more than 5% of the number of outstanding shares of common stock.

The Stock Option Plan provides that the exercise price of each option granted shall not be less than the market price of the common stock on the TSE as of the date the option is granted. The Stock Option Plan provides that all options granted under such plan will expire not later than five years after the date of grant.

Options granted under the Stock Option Plan are not transferable, other than by will or other testamentary instrument or the laws of succession. In the event that an optionee is dismissed, removed or otherwise ceases to be a director, officer or employee of the Company or its subsidiaries (other than for cause or as a result of his or her death), all unexercised options held by such person terminate on the earlier of 30 days after the optionee ceases to be a director, officer or employee of the Company or its subsidiaries or the normal expiration date of such unexercised options. In the event that an optionee is dismissed as a director, officer or employee of the Company or one of its subsidiaries for cause, all unexercised options held by such person immediately terminate.

On February 21, 1996, the board of directors authorized the amendment of the Stock Option Plan to replace the current "rolling maximum" limitation on the number of shares of common stock issuable pursuant to the exercise of options granted under such plan with a fixed maximum of 2,200,000 shares of common stock. It is expected that additional amendments will be made to the Stock Option Plan to, among other things, provide that options granted to officers of the Company and its subsidiaries vest as to one-third of the number of shares of common stock issuable upon the exercise of the options granted on the date of grant and as to an additional one-third of such number of shares on each of the next two anniversaries of such date. Such amendments to the Stock Option Plan will be subject to the approval of the TSE and the shareholders of the Company. Management of the Company has presented an amended Stock Option Plan to its shareholders for approval at the annual general meeting of shareholders of the Company to be held on November 13, 1996.


       [The balance of this page has been intentionally left blank.]

Options to Purchase Securities.

As at May 31, 1996, options to acquire an aggregate of 1,950,000 shares of common stock were outstanding under the Stock Option Plan as follows:

                                                                   Number of
                                                                    Common      Exercise Price
                                                                 Shares under     per Common
Class of Optionees       Date of Grant       Expiration Date      Option (1)        Share
------------------       -------------       ---------------     ------------   --------------
Executive officers
 of Golden Queen         December 1, 1995    December 1, 2000     680,000 (2)       C$1.35
 (four persons)          February 21, 1996   February 21, 2001    450,000 (2)         1.51
                         May 21, 1996        May 21, 2001         100,000             3.00

Directors of Golden Queen
 who are not also        December 21, 1993   December 21, 1998     75,000          C$0.592
 executive officers      August 24, 1994     August 24, 1999      100,000             0.55
 of Golden Queen         September 21, 1994  September 21, 1999    90,000             1.50
 (three persons)         December 2, 1994    December 2, 1999      70,000             1.45
                         February 21, 1996   February 21, 2001     20,000             1.51

Executive officers of
 the Subsidiary who      September 21, 1994  September 21, 1999   130,000           C$1.50
 are not also executive  February 21, 1996   February 21, 2001     90,000             1.51
 officers or directors
 of Golden Queen
 (two persons)

All other employees
 of the Subsidiary       March 4, 1994       March 4, 1999         30,000           C$0.76
 (five persons)          August 24, 1994     August 24, 1999       45,000             0.55
                         July 20, 1995       July 20, 2000         70,000             1.35
____________________

(1)  Includes all shares of common stock issuable upon the exercise of options granted, including those that have not vested as at May 31, 1996 and those that remain, as at such date, subject to the approval of the TSE and the Company's shareholders.

(2)  Certain of these options are held by Steven W. Banning.  In addition, the employment agreement between the Company and Mr. Banning provides that the Company is required to grant to Mr. Banning options to acquire an additional 190,000 shares of common stock.  See the section of this registration statement entitled "Executive Compensation - Termination of Employment, Change in Responsibilities and
     Employment Contracts" above.


At the next annual general meeting, the shareholders of the Company will be asked to approve, among other things, the grant to officers and directors of the Company and the Subsidiary of options to purchase an aggregate of 1,340,000 shares of common stock as follows:

                                    Number of Common
               Optionee            Shares Under Option
               --------            -------------------
          Paul A. Bailly                120,000
          Steven W. Banning             810,000
          Richard W. Graeme             200,000
          Raymond E. Grant               90,000
          Bernard Goodson               100,000
          Edward G. Thompson             20,000

Such options were granted pursuant to the Stock Option Plan, as such plan is proposed to be amended, but are subject to approval by the TSE and the shareholders of the Company.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

VenturesTrident II, L.P. ("VT II") is a Massachusetts limited partnership which, as of the date of this registration statement owns 4,758,061 shares of common stock, or approximately 19.6% of the common stock then outstanding. Landon T. Clay is one of the two general partners of Fulcrum Management Partners II, L.P., a limited partnership which is the general partner of VT II and VenturesTrident, L.P. ("VT I"). Accordingly, Mr. Clay may be considered to be associated with VT II and VT I (which may be considered to be an affiliate of VT II). Mr. Clay is related to five trusts which hold an aggregate of 824,933 shares of common stock of the Company, or approximately 3.7% of the common stock outstanding as of October 15, 1996.

In December 1993, the Company issued to various purchasers an aggregate of 5,748,491 shares of common stock at an issue price of C$0.35 per share. Of such shares, 1,500,000 shares were issued to VT II, 375,939 shares were issued to Chester Shynkaryk (at that time the President and a director of the Company), 375,939 shares were issued to the Landon T. Clay Lead Trust and 107,142 shares were issued to Paul A. Bailly (at that time the Chief Executive Officer and a director of the Company).

During the fiscal year ended May 31, 1994, the Company paid consulting fees of C$24,000 to a private company controlled by Mr. Shynkaryk.

During such year, the Subsidiary obtained a short-term loan from VT II for $200,000 bearing interest at 8% per annum. This loan was repaid during the year by the issuance by the Company of 759,714 shares of common stock at a price of C$0.35 per share as part of a private placement by the Company of 5,748,491 shares of common stock to various purchasers.

Also during such fiscal year, loans (the "1994 Loans") previously made to the Company by VT I (at that time, a major shareholder of the Company), VT II and Tamarack Mining, Inc. ("Tamarack"), a company related to VT I, were outstanding as follows:

     Creditor       Amount    Interest Rate   Maturity Date
     --------       ------    -------------   -------------
     VT II          $130,000      11%        November 1, 1995
     VT II          75,000        12%        November 1, 1995
     VT I           70,000        11%        November 1, 1995
     Tamarack       25,000        12%        November 1, 1995


During the fiscal year ended May 31, 1995, the Company paid consulting fees of C$30,000 to a private company controlled by Mr. Shynkaryk. During such year, the Company also obtained a short-term loan from VT II for $250,000 bearing interest at 12% per annum and payable on November 1, 1995 (the "1995 Loan").

During the fiscal year ended May 31, 1996, the Company paid consulting fees of C$50,000 to a private company controlled by Mr. Shynkaryk and paid management fees of $102,500 to Castle Group, Inc., a corporation which manages VT II and is associated with Christopher M.T. Thompson, who was a director of the Company until February 21, 1996.

In August 1995, Golden Queen completed a private placement of 1,929,160 shares of common stock at a price of C$1.25 per share. Of such shares, 272,600 shares were issued to the Landon T. Clay Charitable Lead Trust and 163,560 shares were issued to the Landon T. Clay Charitable Lead Trust II.

In October 1995, the Company issued an aggregate of 506,215 shares of common stock at a price of C$1.78 per share in settlement of all amounts then owing by it with respect to the 1994 Loans and the 1995 Loan.

On March 19, 1996, the Subsidiary issued two debentures in the aggregate principal amount of $1,000,000 to the Landon T. Clay Charitable Lead Trust II and the Landon T. Clay Charitable Lead Trust dated 11/30/83. The principal amounts of the debentures are convertible at the option of their holders into shares of common stock at a conversion price of C$2.00 per share, subject to customary "anti-dilution" provisions set out in the debenture instruments. The debentures have a two-year term and bear interest at a rate of 9.5% per annum. If the principal amounts of the debentures were converted into shares of common stock, an aggregate of 686,100 shares of common stock would be issued to the holders of the debentures. The debentures have not been converted as of October 15, 1996.

Jerrold W. Schramm, a director of Golden Queen, is a partner of the law firm of Lawson Lundell Lawson & McIntosh, which was retained as counsel to the Company during the fiscal year ended May 31, 1996. During such year, the Company paid Lawson Lundell Lawson & McIntosh $19,384 for legal services rendered on the Company's and the Subsidiary's behalf. No members of the firm of Lawson Lundell Lawson & McIntosh, inclusive of Mr. Schramm, owned any shares of common stock of the Company as at October 15, 1996.


Item 8. DESCRIPTION OF SECURITIES.

Authorized Capital.

The authorized capital of the Company consists of 100,000,000 shares of common stock and 3,000,000 shares of preferred stock, without par value, of which 22,046,400 shares of common stock and no shares of preferred stock were outstanding as at October 15, 1996.

Common Stock.

Each share of common stock entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company, other than meetings at which only the holders of a specified class or series of shares other than the common stock are entitled to vote, and to one vote at each such meeting. The holders of shares of common stock are entitled to receive, out of the funds of the Company legally available for the payment of dividends, any dividends declared by the board of directors of the Company. Subject to the prior rights of the holders of shares of preferred stock, the holders of shares of common stock are entitled to participate in the distribution of the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

The holders of shares of preferred stock are not entitled to receive dividends other than dividends payable upon liquidation. As a class, shares of preferred stock are entitled to priority over shares of common stock and all other shares ranking junior to the preferred stock with respect to the distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Warrants.

As at October 15, 1996, warrants (the "Warrants") for the purchase of 2,250,000 shares of common stock of the Company were issued and outstanding. Such Warrants were issued pursuant to the terms of an underwriting agreement dated May 23, 1996 between the Company and Goepel Shields & Partners Inc. and Midland Walwyn Capital Inc. (collectively, the "Underwriters") governing the offering by the Company of 5,500,000 special warrants (the "Special Warrants"), each of which entitled its holder to receive upon exercise one share of common stock and one-half of one transferable Warrant.

The Warrants were issued under a warrant indenture dated as of May 23, 1996 (the "Warrant Indenture") between the Company and Montreal Trust Company of Canada, as trustee. The following is a summary of the material attributes of the Warrants and the Warrant Indenture and is subject to the detailed provisions of the Warrant Indenture.

Each whole Warrant will entitle its holder to purchase one share of common stock of the Company upon payment of the exercise price of C$2.90 prior to 4:00 p.m. (Vancouver time) on November 28, 1997. The Warrant Indenture provides that the number and kind of shares issuable on the exercise of a Warrant will be subject to adjustment in certain events, including:
a subdivision, consolidation, change or reclassification of the common stock, any amalgamation or merger of the Company that results in the reclassification of, or change in, the common stock or a transaction under which all or substantially all of the Company's undertaking and assets become the property of another corporation; the issue by the Company of common stock to all or substantially all of the holders of shares of common stock by way of a stock dividend, other than dividends paid in the ordinary course (as defined in the Warrant Indenture); and the issue by the Company of rights, options or warrants to all or substantially all of the holders of shares of common stock entitling them to acquire common stock or securities convertible into common stock (other than rights, options or warrants entitling such persons, during a period ending not more than 45 days after the date of issue thereof, to acquire common stock at a price, or securities convertible into common stock at a conversion price, of not less than 95% of the current market price of the common stock, as determined pursuant to the Warrant Indenture).

No adjustment to the number of shares of common stock that may be purchased on the exercise of a Warrant will be required to be made in any such event: unless the cumulative effect of such adjustment would change the number of shares of common stock that may be purchased on the exercise of a Warrant by at least 1%; if the holders of the Warrants are entitled to participate in such event on effectively the same basis as holders of shares of common stock; or in respect of the issue of common stock pursuant to the exercise of Special Warrants or Warrants, or pursuant to any stock option or purchase plan for officers or employees of the Company or a subsidiary of the Company.

The Company is required under the Warrant Indenture to provide notice to the trustee and the holders of the Warrants of any event that requires or might require an adjustment to the number of shares of common stock that may be acquired on the exercise of Warrants. Any such notice must be given at least fourteen days before the effective date of, or record date for, the event. Such notice need set out only those particulars of the event as have been determined at the date the notice is given.

The Warrant Indenture contains certain provisions permitting the Company and the trustee to amend the Warrant Indenture or any indenture supplemental thereto or the rights of the holders of the Warrants, but, if any such amendment or supplemental indenture would be prejudicial to the holders of the Warrants as a group, only with the approval of the holders of the Warrants given by resolution passed by the affirmative votes of the holders of two-thirds of the Warrants voted at a meeting at which a quorum of holders of Warrants is present or signed by the holders of two-thirds of the Warrants then outstanding.

No fractional shares of common stock will be issued upon the exercise of any Warrant.

The common stock issuable upon the exercise of the Warrants has not been and is not intended to be registered under the Securities Act of 1933, as amended, (the "Securities Act") or the securities laws of any state of the United States, and the Warrants may not be exercised in the United States by or for the account or benefit of a U.S. person or a person in the United States, nor will certificates representing shares of common stock issuable upon the exercise of the Warrants be delivered to an address in the United States, unless the common stock has been registered under the Securities Act and all applicable state securities law, or unless exemptions from such registration are available and an opinion to such effect is delivered to the Company and the trustee. Original U.S. purchasers of the Special Warrants are not required to furnish a legal opinion in connection with the exercise of the Warrants issued to them on the exercise of the Special Warrants. Certificates representing shares of common stock issuable upon the exercise of Warrants exercised by or for the account or benefit of U.S. persons or persons in the United States bear legends restricting transfer.


       [The balance of this page has been intentionally left blank.]

                                  PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Price Range of Common Shares.

The common stock of the Company is listed and traded on the Toronto Stock Exchange ("TSE"). The following table sets out the price range and trading volume of the common stock as reported by the TSE for the calendar periods indicated.


          1994       High      Low        Volume
          ----       ----      ---        ------
     Second Quarter C$0.92    C$0.50      232,750
     Third Quarter    1.65      0.50    1,233,820
     Fourth Quarter   2.00      1.25    1,319,111


          1995
          ----
     First Quarter  C$1.90    C$1.30      394,354
     Second Quarter   1.95      1.00      519,212
     Third Quarter    1.84      1.26      523,681
     Fourth Quarter   1.65      1.20      337,824


          1996
          ----
     First Quarter  C$2.55    C$1.29    1,680,721
     Second Quarter   3.20      2.09    2,225,114
     Third Quarter    2.55      1.87      733,706

Dividend Policy and Record.

The Company has never paid dividends on its Common Stock. The Company's present policy is to retain any earnings for use in its business and it does not intend to pay dividends on the common stock in the foreseeable future. Payment of any cash dividends in the future will depend upon the earnings and financial condition of the Company, any covenants in loan documents and other factors the board of directors of the Company may consider to be appropriate.

Item 2. LEGAL PROCEEDINGS.

Neither the Company nor the Subsidiary is presently a party to, nor are they threatened by, any material legal proceeding.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On October 4, 1996, audit committee of the board of directors of the Company and the board of directors itself, each acting in accordance with the prior determination of the Company's management, determined to replace Chambers, Phillips & Co., the Company's current accountants, with BDO Dunwoody. Such change is expected to be approved by the Company's shareholders at the annual general meeting of shareholders to be held on November 13, 1996.

This change was recommended by management based upon the fact that BDO Dunwoody's United States affiliated firm, BDO Seidman, maintains offices in Spokane, Washington, where the Company's executive offices are located.

During the fiscal years ended May 31, 1996 and 1995, Chambers, Phillips & Co.'s reports on the financial statements of the Company contained no adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. During such periods, there were no disagreements with Chambers, Phillips & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter of such disagreement in their reports on such financial statements.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following table sets forth for the periods indicated information concerning the issuance by Golden Queen of shares of its Common Stock in transactions which were not registered under the Securities Act.

(a) On July 19, 1995, the Company issued 50,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.55 per share pursuant to presently exercisable stock options.

(b) On July 19, 1995, the Company also issued and additional 40,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.592 per share pursuant to presently exercisable stock options.

(c) On August 3, 1995, the Company issued 1,929,160 shares of common stock to various purchasers at the price of C$1.25 per share in a private placement.

(d) On October 13, 1995, the Company issued 506,215 shares of common stock to VenturesTrident L.P. and VenturesTrident II L.P. at the price of C$1.25 in a private placement.

(e) On January 16, 1996, the Company issued 20,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.45 per share pursuant to presently exercisable stock options.

(f) On January 30, 1996, the Company issued 125,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.53 per share pursuant to presently exercisable stock options.

(g) On January 30, 1996, the Company also issued an additional 120,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.50 per share pursuant to presently exercisable stock options.

(h) On February 6, 1996, the Company issued 30,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.592 per share pursuant to presently exercisable stock options.

(i) On April 12, 1996, the Company issued 25,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.35 per share pursuant to presently exercisable stock options.

(j) On April 12, 1996, the Company also issued an additional 10,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 per share pursuant to presently exercisable stock options.

(k) On August 31, 1996, the Company issued 13,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 per share pursuant to presently exercisable stock options.

(l) On September 10, 1996, the Company issued 5,500,000 shares of common stock and warrants to purchase an additional 2,250,000 shares of common stock to certain offshore investors and one investor resident in the United States pursuant to the exercise of special warrants previously issued on May 13, 1996.

All of the transactions, other than those made to persons resident in the United States (including directors, executive officers or employees of the Company resident in the United States) were offshore transactions made in reliance on Regulation S of the Securities Act of 1933, as amended. The remaining transactions were made in reliance on the exemption from the registration requirements of Section 5 of the Securities Act afforded by
Section 4(2) thereof.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statutes, charter provisions, by-laws, contracts or other arrangements under which a controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such are Section 152 of the Company Act of British Columbia and Part 15 of the Company's articles of incorporation. Taken together, these statutory and charter provisions generally allow the Company to indemnify its directors (including former directors) and their heirs and personal representatives against liability, provided (i) the director or officer was acting on behalf of the Company in his or her official capacity as a director or officer and (ii) such director or officer conducted himself in good faith and believed his conduct was in, or not opposed to, the best interests of the Company (or in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. These statutory and charter provisions also generally allow the Company to indemnify its officers, employees and agents against liability unless the liability for which indemnification is sought arose from a failure to comply with instructions, was the result of a willful act or default, or was the result of fraud, in which events such persons shall be indemnified only if the directors of the Company by resolution so direct.

Indemnification permitted by these provisions is limited to reasonable expenses incurred in connection with the proceeding upon which liability is predicated, which includes the amount of any such liability actually imposed.



       [The balance of this page has been intentionally left blank.]

                                 PART F/S

The unaudited consolidated financial statements of the Company for the three month periods ended August 31, 1996 and 1995, and as of August 31, 1996 and 1995, and the audited consolidated financial statements of the Company for the years ended May 31, 1996 and 1995 and for the period from inception (November 21, 1985) through May 31, 1996, and as of May 31, 1996, 1995 and 1994 are set forth in the following pages to this registration statement. The audited year-end consolidated financial statements have been audited by Chambers, Phillips & Co., Vancouver, British Columbia, and are included herein in reliance upon the report of such firm as experts in accounting and auditing.


         [The balance of this page has been intentionally left blank.]

                      GOLDEN QUEEN MINING CO. LTD.
                      Consolidated Balance Sheets
                  Three Months Ended August 31, 1996
                            (Unaudited)



                                          August 31,      August 31,
                                             1996           1995
                                             ----           ----
ASSETS

CURRENT
  Cash and term deposits                 $8,448,199     $1,624,887
  Accounts receivable                        25,089         16,762
  Prepaid expenses and deposits              98,627            280
                                          ---------      ---------
                                          8,571,915      1,641,929

CAPITAL ASSETS (Note 3)                     164,293         32,624
MINERAL PROPERTIES (Note 4)               2,679,776      2,056,926
DEFERRED EXPLORATION AND DEVELOPMENT
  EXPENDITURES (Note 5)                   8,623,875      6,351,857
OTHER ASSETS (Note 6)                       350,000        100,000
                                         ----------     ----------
                                        $20,389,859    $10,183,336
                                         ==========     ==========
LIABILITIES

CURRENT
  Accounts payable                      $   117,498    $    99,327
  Accrued liabilities                        80,439        119,793
  Current portion of notes payable          101,319        559,889
                                         ----------     ----------
                                            299,256        779,009

LONG-TERM NOTES PAYABLE (Note 7)          1,076,687         75,587
                                         ----------     ----------
                                          1,375,943        854,596
                                         ----------     ----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                  $20,883,190    $10,515,563
DEFICIT                                  (1,869,274)    (1,186,823)
                                         ----------     ----------
                                         19,013,916      9,328,740
                                         ----------     ----------
                                        $20,389,859    $10,183,336
                                         ==========     ==========
SUBSEQUENT EVENTS (Note 10)

                     GOLDEN QUEEN MINING CO. LTD.

              Consolidated Statements of Loss and Deficit
                 Three Months Ended August 31, 1996
                             (Unaudited)


                                        August 31,      August 31,
                                           1996           1995
                                           ----           ----


REVENUES
  Interest                              $  126,375     $    4,084
  Other                                          -              -
                                         ---------      ---------
                                           126,375          4,084

EXPENSES
  General and administrative               208,834         12,924
  Interest                                  24,278         14,112
  Exploration and development              621,514        197,505
  Less:  Deferred exploration
     and development                       621,514        197,505
                                         ---------      ---------
  Write-off of mineral properties                -              -
  Loss on disposition of capital assets          -              -
                                         ---------      ---------
                                           233,112         27,036
                                         ---------      ---------
NET LOSS                                   106,737         22,952


DEFICIT, BEGINNING                       1,690,977      1,163,871
  Share issue costs                         71,560              -
                                         ---------      ---------
DEFICIT, ENDING                         $1,869,274     $1,186,823
                                         =========      =========

                        GOLDEN QUEEN MINING CO. LTD.

                   Consolidated Statements of Cash Flows
                    Three Months Ended August 31, 1996
                                 (Unaudited)

                                               August 31,      August 31,
                                                  1996           1995
                                                  ----           ----

OPERATING ACTIVITIES
  Net Loss                                   ($  106,737)   ($   22,952)
  Adjustments to reconcile net loss
    to cash used in operating activities
    Amortization & depreciation                    4,640          1,695
  Changes in operating working capital
    Accounts & interest receivable               (17,874)         1,894
    Prepaid expenses, deposits
      and other                                  (35,853)         5,113
    Accounts payable & accrued
      liabilities                               (191,878)        (1,996)
                                              ----------     ----------
  Cash used in operating activities             (347,702)       (16,246)
                                              ----------     ----------
FINANCING ACTIVITIES
  Borrowing under long term debt                  47,333              -
  Payment of long term debt                       (6,328)        (2,311)
  Issuance of shares for cash                      7,221      1,778,581
  Share issue costs                              (71,560)             -
                                              ----------     ----------
  Cash provided by financing
    activities                                   (23,334)     1,776,270
                                              ----------     ----------
INVESTMENT ACTIVITIES
  Deferred exploration &
    development expenditures                    (621,514)      (197,505)
  Non-refundable deposits on mineral
    properties                                         -              -
  Purchase of mineral properties                (278,753)       (78,606)
  Purchase of capital assets,                    (98,501)             -
  Proceeds from sale of assets                         -              -
  Cash used in investment                     ----------     ----------
    activities                                  (998,768)      (276,111)
                                              ----------     ----------
NET CHANGE IN CASH AND CASH
   EQUIVALENTS                                (1,369,804)     1,483,913

CASH AND CASH EQUIVALENTS,                     9,818,003        140,974
   beginning balance                          ----------     ----------

CASH AND CASH EQUIVALENTS,                    $8,448,199     $1,624,887
   ending balance                              =========      =========

                          Golden Queen Mining Co. Ltd.
          Consolidated Statements of Changes In Shareholders' Equity


                                        Common Stock                  Accumulated
                                           Shares        Amount         Deficit
                                        ------------   ----------     -----------
Issuance of shares - for cash             1,425,001    $  141,313     $ (15,032)
Loss for the year                        ----------     ---------      ---------
Balance @ May 31, 1986                    1,425,001       141,313       (15,032)

Issuance of shares
  - for cash                                550,000       256,971
  - for property                             25,000        13,742
Loss for the year                                                       (58,907)
                                         ----------     ---------      ---------
Balance @ May 31, 1987                    2,000,001       412,026       (73,939)

Issuance of shares - for cash             1,858,748     1,753,413
Earnings for the year                                                    38,739
                                         ----------     ---------      ---------
Balance @ May 31, 1988                    3,858,749     2,165,439       (35,200)

Issuance of shares
  - for cash                              1,328,750     1,814,133
  - for property                            100,000       227,819
Loss for the year                                                      (202,160)
                                         ----------     ---------      ---------
Balance @ May 31, 1989                    5,287,499     4,207,391      (237,360)

Issuance of shares
  - for cash                              1,769,767     2,771,815
  - for property                              8,875        14,855
Loss for the year                                                      (115,966)
                                         ----------     ---------      ---------
Balance @ May 31, 1990                    7,066,141     6,994,061      (353,326)

Earnings for the year                                                    28,706
                                         ----------     ---------      ---------
Balance @ May 31, 1991                    7,066,141     6,994,061      (324,620)

Loss for the year                                                      (157,931)
                                         ----------     ---------      ---------
Balance @ May 31, 1992                    7,066,141     6,994,061      (482,551)

Loss for the year                                                      (285,391)
                                         ----------     ---------      ---------
Balance @ May 31, 1993                    7,066,141     6,994,061      (767,942)

Issuance of shares
  - for cash                              5,834,491     1,536,260
  - for property                            128,493        23,795
Loss for the year                                                      (158,193)
Share issue costs                                                       (18,160)
                                         ----------     ---------      ---------
Balance @ May 31, 1994                  $13,029,125    $8,554,116     $(944,295)

                         Golden Queen Mining Co. Ltd.
         Consolidated Statements of Changes In Shareholders' Equity




                                        Common Stock                  Accumulated
                                           Shares        Amount         Deficit
                                        ------------   ----------     -----------
Issuance of shares
  - for cash                               648,900     $  182,866
  - for property
Loss for the year                                                     $  (219,576)
                                        ----------      ---------      ----------
Balance @ May 31, 1995                  13,678,025      8,736,982      (1,163,871)

Issuance of shares
  - for cash                             2,349,160      2,023,268
  - for debt                               506,215        662,282
Issuance of special warrants                     -      9,453,437
Loss for the year                                                        (426,380)
Special warrants issue cost                                              (100,726)
                                        ----------      ---------      ----------
Balance @ May 31, 1996                  16,533,400     20,875,969      (1,690,977)

Issuance of shares
  - for cash                                13,000          7,221
Loss for the quarter                                                     (106,737)
Special warrants issue cost                                               (71,560)
                                        ----------      ----------     ----------
Balance @ August 31, 1996               16,546,400     $20,883,190    $(1,869,274)
                                        ==========      ==========     ==========




                       GOLDEN QUEEN MINING CO. LTD.

              Notes to Consolidated Financial Statements
              Three Months Ended August 31, 1996 and 1995
                               (Unaudited)

1.   NATURE OF OPERATIONS

     The company is in the development stage with respect to its interest in certain mineral properties. The underlying value of the mineral properties and related deferred exploration and development expenditures is dependent on the existence and anticipated economic recovery of ore reserves, confirmation and retention of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Generally Accepted Accounting Principles

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States. No differences have been disclosed, they are not considered significant.

     (b)  Principles of Consolidation

          These consolidated financial statements include the accounts of Golden Queen Mining Co. Ltd. ("Golden Queen") and its wholly-owned subsidiary, Golden Queen Mining Company, Inc. (the "Subsidiary").

     (c) Mineral Properties and Related Deferred Exploration and Development Expenditures

          The company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development, including directly associated technical and administrative expenses (including interest), are capitalized by property. These costs will be written off against subsequent revenues, or to operations at such time that the properties are determined to have no recoverable value.

          Mineral properties and related deferred exploration and development expenditures stated at the lower of their historical cost on estimated net recoverable value.

     (d)  Reporting Currency and Translation of Foreign Currency

          Golden Queen has adopted the United States dollar as its reporting currency for its financial statements prepared after May 21, 1996 as the United States dollar is the currency of the primary economic environment in which Golden Queen and the Subsidiary conduct business and is considered the appropriate functional currency for the Company's operations. Accordingly, the financial statements of the Company have been translated by the temporal method with translation gains and losses included in earnings. Under this method, the operations of the company have been converted into U.S. dollars at the following rates of exchange:

                        GOLDEN QUEEN MINING CO. LTD.

               Notes to Consolidated Financial Statements
               Three Months Ended August 31, 1996 and 1995

                               (Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

          (i)       Monetary assets and monetary liabilities - at a rate of
                    exchange prevailing at the balance sheet date;
          (ii)      All other assets - at a rate of exchange prevailing at
                    the time of the transactions;
          (iii) Revenue and expenses - at the average rate of exchange prevailing during the period

     (e)  Amortization

          Amortization is provided using the straight-line method over five
          (5) years on capital assets. One-half of the normal rate was used in the year of acquisition.

     (f)  Earnings Per Share

          Earnings per share have not been disclosed as they are not considered meaningful in the circumstances.

     (g)  Comparative Figures

          Certain figures have been reclassified to conform to the presentation adopted in the current year. These changes have no effect on the earnings.

3.   PROPERTY AND EQUIPMENT

                                     August 31, 1996     August 31, 1995
                                     ---------------     ---------------
     Furniture and fixtures             $  35,058           $ 45,518
     Office equipment                     104,500             14,862
     Automobiles                           66,821             21,134
     Capital leased equipment              13,281                  0
                                         --------            -------
                                          219,660             81,514
     Less accumulated depreciation         55,367             48,890
                                         --------            -------
     Net property and equipment         $ 164,293           $ 32,624
                                         ========            =======

4.   MINERAL PROPERTIES

     (a) By an agreement dated April 22, 1986, the Subsidiary has acquired an exclusive lease to explore, develop and mine certain mining claims known as the Soledad-Starlight Property, Mojave Mining District, Kern County, California.

          The lease is for a twenty year period and for so long thereafter as the property remains in production, subject to processing a minimum of 12,000 tons of ore per year. The lease is subject to production royalties of 3% to 7.5% of net smelter returns depending on the quality of ore. All advance minimum royalties paid will be applied against any future production royalties.

                       GOLDEN QUEEN MINING CO. LTD.

               Notes to Consolidated Financial Statements
              Three Months Ended August 31, 1996 and 1995

                              (Unaudited)

4.   MINERAL PROPERTIES (continued)

     Cash and share consideration payments for acquiring the lease are as follows:

                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------
     Advance minimum royalties
     i)   Payments of $50,000 are
          required on May 1 & November
          1 of each year                       751,456             651,456

     Cash and share payments
     i)   $100,000 (paid)                      100,000             100,000
     ii)  25,000 shares at a deemed value
          of C$0.75 and 100,000 shares
          at a deemed value of C$2.75          231,139             231,139

     b)   The subsidiary has entered into
          various exploration right, lease
          option and property acquisition
          agreements on mining claims noted
          earlier.  The lease agreements have
          various terms and require annual
          payments of approximately $275,000.
          All are subject to a sliding scale
          royalty on net smelter returns
          beginning at 3%.                   1,209,781           1,044,331

     (c)  The Subsidiary purchased adjacent
          property for consideration of
          $150,000, $45,000 was paid in cash
          and a note payable was given for the
          balance of $105,000 payable in
          monthly installments of $1,500,
          including interest at 10% per annum
          until December 22, 1996, or when
          development financing is in place,
          whichever occurs first.  A balloon
          payment of $77,305 will be due on
          December 22, 1996.                   150,000             150,000

     (d)  On September 19, 1994 the Subsidiary
          entered into a mining lease agreement
          granting exclusive exploration and
          development rights on property
          adjacent to claims previously described.
          The term of the agreement is for
          20 years and consideration included
          a cash payment of $30,000 and annual
          minimum lease payment of $10,000.     40,000              30,000

                      GOLDEN QUEEN MINING CO. LTD.

              Notes to Consolidated Financial Statements
             Three Months Ended August 31, 1996 and 1995

                             (Unaudited)

4.   MINERAL PROPERTIES (continued)

                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------

     (e)  On September 22, 1995, the
          Subsidiary entered into an agreement
          to purchase approximately 40 acres;
          a deposit of $37,500 was placed in
          escrow and an additional $150,000
          will be paid at closing, before
          October 31, 1996.  The seller will
          finance a note for $187,500 at 12%
          interest for one (1) year.           37,500                    -

     (f)  On November 8, 1995, the Subsidiary
          signed a letter agreement option
          to purchase certain mining claims
          and millsites for a total purchase
          price of $65,000.  $13,000 has been
          paid and a note payable for $52,000
          at 10% interest with monthly payments
          of $1,500 is outstanding.  All
          principal will be due in three years
          or at the start of production,
          whichever occurs first.  The Subsidiary
          will pay a 3% net smelter return
          royalty not to exceed $500,000.       65,000                   -

     (g)  On June 18, 1996, a property was
          purchased adjacent to the proposed
          mine site area for $79,900 by the
          Subsidiary.                           79,900                   -

     (h)  On June 27, 1996, the Subsidiary
          acquired the property within the
          proposed mine site area pursuant to
          a purchase agreement dated February
          7, 1996 for a purchase price of
          $65,000.  A payment was made and a
          note in the amount of $47,333 was
          given for the balance of the
          purchase price.                      65,000                    -

     (i)  On August 1, 1995, the Subsidiary
          entered into an agreement to
          purchase approximately 29 acres;
          a deposit of $100,000 was placed
          in escrow.  At the closing in September
          1996, the Seller will finance a note
          for $850,000 at an interest rate of
          prime plus two (2) %.               100,000                    -

                     GOLDEN QUEEN MINING CO. LTD.

             Notes to Consolidated Financial Statements
             Three Months Ended August 31, 1996 and 1995

                             (Unaudited)

4.   MINERAL PROPERTIES (continued)

                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------

     (j)  On December 30, 1994, the
          Subsidiary signed an amendment
          to a September 25, 1989 agreement
          of purchase for certain leasehold
          interests and unpatented claims.
          Under the terms of the amendment,
          the outstanding balance on the
          $150,000 note was canceled and
          production royalty granted on all
          products produced from the property
          up to a maximum payment of $300,000
          plus simple interest.  The
          outstanding balance on the
          canceled note has been credited
          to mineral properties.              (150,000)           (150,000)
                                              ---------           ---------
                                             $2,679,776          $2,056,926
                                              =========           =========

5.   DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------
     EXPLORATION & DEVELOPMENT
       Administration                        $  224,203          $   46,467
       Engineering                              137,342              37,787
       Geology/drilling                         116,436              72,125
       Permitting/environmental                 133,836              30,326
       Metallurgical testing                      9,697              10,800
                                              ---------           ---------
     Total expenditures for the period          621,514             197,505

     BALANCE, BEGINNING                       8,002,361           6,154,352
                                              ---------           ---------
     BALANCE, ENDING                         $8,623,875          $6,351,857
                                              =========           =========

                     GOLDEN QUEEN MINING CO. LTD.

            Notes to Consolidated Financial Statements
            Three Months Ended August 31, 1996 and 1995

                            (Unaudited)

6.   OTHER ASSETS

     On April 1, 1995, the Subsidiary acquired an option to purchase all of the issued and outstanding shares of a privately held California corporation with an interest in a previously uncontracted tract of land surrounded by the Subsidiary's land holdings and contiguous to the known reserves. The terms of the agreement stipulate that upon an initial non-refundable payment of $100,000 (paid), the Subsidiary may access the property for a period of nine months to evaluate the presence of mineral reserves. At the end of the nine month period (January 1996), the Subsidiary may choose to exercise its option to purchase the shares of the corporation by making the initial purchase payment of $250,000
     (paid). Total consideration for the purchase is $1,600,000 with the balance to be paid in installments as follows:

     $500,000  -  upon commencement of construction
     $750,000  -  upon reaching sustained production

     Upon commencement of commercial production, the Subsidiary will pay a royalty of 1% of gross smelter returns for a period of up to 60 years, but total payments are not to exceed US $60 million.

     This agreement has been guaranteed by Golden Queen Mining Co. Ltd.

7.   LONG TERM DEBT
                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------

     (a)  Interest at a rate of 10% per
          annum, payable in monthly
          installments of principal and
          interest over the period ending
          December 22, 1996.  The notes are
          secured by deeds of trust held by
          a third party.                     $  75,587           $  85,476

     (b)  Interest at a rate of 11% per
          annum payable on November 1, 1995,
          secured by a deed of trust.
          Principal and accrued interest
          paid by the issue of shares.               -             130,000

     (c)  Interest at a rate of 12% per
          annum payable on November 1, 1995,
          secured by a deed of trust.
          Principal and accrued interest paid
          by the issue of shares.                    -             100,000

     (d)  Interest at a rate of 11% per annum
          payable on November 1, 1995, secured
          by a deed of trust.  Principal and
          accrued interest paid by the
          issue of shares.                           -              70,000

                      GOLDEN QUEEN MINING CO. LTD.

             Notes to Consolidated Financial Statements
             Three Months Ended August 31, 1996 and 1995

                            (Unaudited)

7.   LONG TERM DEBT (continued)
                                             August 31,          August 31,
                                                1996                1995
                                             ----------          ----------

     (e)  Interest at a rate of 12%
          per annum payable on November
          1, 1995.  Principal and accrued
          interest paid by the issue
          of shares.                                  -            250,000

     (f)  Non-interest bearing note repayable
          in two installments: $5,000 on July
          1, 1997 and $4,000 July 1, 1999,
          secured by a grant deed.                9,000                  -

     (g)  Debenture convertible at the option
          of the holder into common shares at
          a conversion price of C$2.00 ($1.46)
          per common share.  The debenture bears
          interest at 9.5% per annum and is
          due March 18, 1998.                   400,000                  -

     (h)  Debenture convertible at the option
          of the holder into common shares at
          a conversion price of C$2.00 ($1.46)
          per common share.  The debenture bears
          interest at 9.5% per annum and is
          due March 18, 1998.                   600,000                  -

     (i)  Payable in monthly installments of
          $1,500 including interest at 10%
          per annum, balance due in three years
          from the date of note or start of
          mineral production whichever comes
          first.                                 46,577                  -

     (j)  Payable in monthly installments of
          $600 including interest at 9%
          per annum.                             46,842                  -
                                              ---------           --------
Total                                         1,178,006            635,476

Current portion                                 101,319            559,889
                                              ---------           --------
                                             $1,076,687           $ 75,587

                        GOLDEN QUEEN MINING CO. LTD.

                Notes to Consolidated Financial Statements
               Three Months Ended August 31, 1996 and 1995

                               (Unaudited)
8.   SHARE CAPITAL

     (a)  Authorized Capitalization
          100,000,000 common shares without par value
             3,000,000 preferred shares without par value

     (b)  Common Shares Issued and Special Warrants


                         August 31, 1996               August 31, 1995
                      Shares         Amount         Shares         Amount
                      ------         ------         ------         ------
     Balance,
      beginning     16,533,400     $11,422,532    13,678,025     $ 8,736,982
     Issued for
      cash:
       Private
        placement            -               -     1,929,160       1,741,475
       Exercise of
        options         13,000           7,221        90,000          37,106
     Issued for
      debt                   -               -             -               -
                    ----------      ----------    ----------      ----------
     Common
      Shares
      issued        16,546,400     $11,429,753    15,697,185     $10,515,563
     Special
      Warrants               -       9,453,437             -               -
                    ----------      ----------    ----------      ----------
     Total
      capital-
      ization       16,546,400     $20,883,190    15,697,185     $10,515,563
                    ==========      ==========    ==========      ==========

          Golden Queen issued 5,500,000 Special Warrants and completed the final filing of the final prospectus on August 30, 1996. The Special Warrants were issuable under a Special Warrant indenture dated as of May 23, 1996. Each Special Warrant is exercisable, without additional payment, for one Common Share and one-half of one warrant, provided that if a receipt for the prospectus has not been issued by the securities regulatory authority of each of the Provinces of British Columbia, Ontario and Quebec by September 20, 1996, each Special Warrant will be exercisable for 1.1 Common Shares and 0.55 warrants, except that each Special Warrant held by an "insider" of Golden Queen will be exercisable for 1.06 Common Shares and 0.55 warrants. The Special Warrants may be exercised at any time prior to the earlier of the sixth business day after receipts have been issued for the prospectus and May 22, 1997. Any Special Warrants that have not been exercised immediately prior to the time of expiry will be deemed to be exercised.

          Each warrant will entitle its holder to purchase one Common Share at a price of C$2.90 ($2.13) and are exercisable at any time prior to 4:00 p.m. (Vancouver time) on November 28, 1997.

                         GOLDEN QUEEN MINING CO. LTD.

                 Notes to Consolidated Financial Statements
                Three Months Ended August 31, 1996 and 1995

                                 (Unaudited)
8.   SHARE CAPITAL (continued)

     (c)  Options

          As at August 31, 1996, there are director and employee stock options outstanding for the purchase of up to 1,987,000 common shares as follows:

          Exercise Price         Number             Expiry Date
          --------------         ------             -----------

          C$0.592 ($0.44)        75,000           December 21, 1998
          C$0.76 ($0.56)         17,000           March 4, 1999
          C$0.55 ($0.40)        145,000           August 24, 1999
          C$1.50 ($1.10)        220,000           September 21, 1999
          C$1.45 ($1.07)         70,000           November 24, 1999
          C$1.35 ($0.99)         70,000           July 20, 2000
          C$1.35 ($0.99)        680,000           December 1, 2000
          C$1.51 ($1.11)        560,000           February 21, 2001
          C$3.00 ($2.18)        100,000           May 21, 2001
          C$2.30 ($1.69)         50,000           June 27, 2001
                              ---------
                              1,987,000

     (d) During the period, 13,000 shares were issued for C$9,880 ($7,221) upon the exercise of Directors and Employee stock options. Also, 50,000 stock options were granted for Directors and Employees at an exercise price of C$2.30 ($1.69).


9.   RELATED PARTY TRANSACTIONS

     (a) During the period, transactions were incurred with related parties as follows:


                                   August 31, 1996     August 31, 1995
                                   ---------------     ---------------

          Consulting fees               $0                 $5,497
                                        --                 ------
          Office and administration     $0                 $1,253
                                        --                 ------

     (b) Until March 1996, office space and secretarial services were provided to the Subsidiary for nil consideration by a company with directors in common.


10.  SUBSEQUENT EVENTS

     (a) On September 10, 1996, the 5,500,000 Special Warrants were converted to 5,500,000 common shares and 2,750,000 transferable common share purchase warrants.

                    GOLDEN QUEEN MINING CO. LTD.

             Notes to Consolidated Financial Statements
            Three Months Ended August 31, 1996 and 1995

                           (Unaudited)

10.  SUBSEQUENT EVENTS (continued)


     (b) On September 11, 1996, the purchase of the Birtle property closed. The down payment of $100,000 was placed in escrow on August 1, 1996. The seller financed the balance of $850,000 with a note at an interest rate of prime plus 2% and monthly payments of $9,300.00.

                   FOR THE QUARTER ENDED AUGUST 31, 1996

                          MANAGEMENT DISCUSSION

During the quarter ended August 31, 1996, the company carried out development works on the Soledad Mountain Project in Kern County, California. Activities were focused on the underground rehabilitation program that will allow an underground core drilling program to start in November 1996.

A preliminary feasibility study was completed in August and the final or bankable feasibility study should be completed in October 1996.

Work also continued on the permitting process with the lead governmental agencies.

Preliminary contacts have been made regarding the financing of the project construction which is scheduled to begin in the third quarter of 1997.

                         AUDITORS' REPORT

To the Shareholders of
Golden Queen Mining Co. Ltd.

We have audited the consolidated balance sheets of Golden Queen Mining Co. Ltd. as at May 31, 1996 and 1995 and the consolidated statements of loss and deficit, cash flows, and changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the
company's management.   Our responsibility is to express an opinion on these
consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.

In our opinion, these consolidated financial statements present fairly in all material respects, the financial position of the company as at May 31, 1996 and 1995 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                   Chambers, Phillips & Co.



Vancouver, B.C.                    Chartered Accountants
July 12, 1996

                  GOLDEN QUEEN MINING CO. LTD.
                  Consolidated Balance Sheets


                                               May 31,        May 31,
                                                1996           1995
                                                ----           ----
ASSETS

CURRENT:
  Cash and term deposits                     $ 9,818,003    $  140,974
  Accounts receivable                              7,215        18,656
  Prepaid expenses and deposits                   62,774         5,393
                                              ----------     ---------
                                               9,887,992       165,023

PROPERTY AND EQUIPMENT Net (Note 3)               70,432        34,319
MINERAL PROPERTIES (Note 4)                    2,401,023     1,978,320
DEFERRED EXPLORATION AND DEVELOPMENT
  EXPENDITURES - (Note 5)                      8,002,361     6,154,352
OTHER ASSETS (Note 6)                            350,000       100,000
                                              ----------     ---------
                                             $20,711,808    $8,432,014
                                              ==========     =========
LIABILITIES

CURRENT:
  Accounts payable                           $   347,121    $   67,875
  Accrued liabilities                             42,694       153,241
  Current maturities of long term debt            91,771       559,643
                                              ----------     ---------
                                                 481,586       780,759

LONG-TERM DEBT less current maturities
  (Note 7)                                     1,045,230        78,144
                                              ----------     ---------
                                               1,526,816       858,903
                                              ----------     ---------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                       $20,875,969    $8,736,982
DEFICIT                                       (1,690,977)   (1,163,871)
                                              ----------     ---------
                                              19,184,992     7,573,111
                                              ----------     ---------
                                             $20,711,808    $8,432,014
                                              ==========     =========
SUBSEQUENT EVENTS (Note 10)


APPROVED BY DIRECTORS

Paul A. Bailly     Gordon Gutrath     Edward G. Thompson

                       GOLDEN QUEEN MINING CO. LTD.

         Consolidated Statements of Loss and Deficit Accumulated
                       During the Development Stage


                                                                      From November 21, 1985
                                     May 31,         May 31,          (inception) through  May 31,
                                      1996            1995                  1996
                                      ----            ----                  ----
REVENUES
  Interest                         $   50,539     $    8,845               $  472,731
  Other                                     -              -                        -
                                    ---------      ---------                ---------
                                   $   50,539     $    8,845               $  472,731

EXPENSES
  General and administrative          437,131        184,719                1,606,726
  Interest                             35,167         40,249                  150,110
  Exploration and development       1,848,009        519,370                8,002,361
  Less: Deferred exploration
     and development                1,848,009        519,370                8,002,361
                                    ---------
  Write-off of mineral properties           -          2,693                  277,251
  Loss on disposition
     of capital assets                  4,621            760                   10,735
                                    ---------      ---------                ---------
                                      476,919        228,421                2,044,822
                                    ---------      ---------                ---------
NET LOSS                              426,380        219,576                1,572,091

DEFICIT, BEGINNING                  1,163,871        944,295                        -
  Share issue costs                   100,726              -                  118,886
                                    ---------      ---------                ---------
DEFICIT, ENDING                    $1,690,977     $1,163,871               $1,690,977
                                    =========      =========                =========


                      GOLDEN QUEEN MINING CO. LTD.
                Consolidated Statements of Cash Flows


                                                                      From November 21, 1985
                                     May 31,         May 31,          (inception) through  May 31,
                                      1996            1995                  1996
                                      ----            ----                  ----

OPERATING ACTIVITIES
  Net loss                         ($ 426,380)    ($219,576)               ($ 1,572,091)
Adjustments to reconcile
 net loss to cash used in
 operating activities
   Write-off of mineral properties          -         2,693                     277,251
   Amortization & depreciation         20,982            69                      22,674
   Loss on disposition of
     capital assets                     4,621           760                      10,735
  Changes in assets and liabilities
    Accounts & interest receivable     11,441       (15,617)                     (7,215)
    Prepaid expenses, deposits
      and other                       (57,381)       (2,302)                    (62,774)
    Accounts payable & accrued
      liabilities                     168,699        58,148                     389,815
                                    ---------      --------                   ---------
  Cash used in operating
     activities                      (278,018)     (175,825)                   (941,605)
                                    ---------      --------                   ---------
FINANCING ACTIVITIES
  Borrowing under long term debt    1,173,281       250,000                   2,681,669
  Payment of long term debt           (11,785)      (9,848)                    (732,386)
  Issuance of shares for cash       2,023,268       182,866                  10,480,039
  Share issue costs                  (100,726)            -                    (118,886)
  Issuance of Special Warrants      9,453,437             -                   9,453,437
                                    ---------      --------                  ----------
  Cash provided by financing
    activities                     12,537,475       423,018                  21,763,873
INVESTMENT ACTIVITIES              ----------      --------                  ----------
  Deferred exploration & develop-
    ment expenditures              (1,848,009)     (519,370)                 (8,165,390)
  Nonrefundable deposits on mineral
    properties                       (250,000)     (100,000)                   (350,000)
  Purchase of mineral properties     (422,703)     (257,330)                 (2,385,034)
  Purchase of capital assets          (61,716)                                 (112,333)
  Proceeds from sale of assets              -         8,492                       8,492
                                   ----------      --------                  ----------
  Cash used in investment
    activities                     (2,582,428)     (868,208)                (11,004,265)
                                   ----------      --------                  ----------
NET CHANGE IN CASH AND
  CASH EQUIVALENTS                  9,677,029      (621,015)                  9,818,003
CASH AND  CASH EQUIVALENTS,
  beginning balance                   140,974       761,989                           -
                                   ----------      --------                  ----------
CASH AND  CASH EQUIVALENTS,
  ending balance                   $9,818,003     $140,974                   $9,818,003
                                    =========      =======                    =========
NON-CASH ACTIVITIES:
  Exchange of notes for
     common stock                  $  662,282                                  $662,282
  Exchange of note for future
    royalty payments                              $150,000                     $150,000
  Shares for mineral property                                                  $280,211


                        Golden Queen Mining Co. Ltd.
          Consolidated Statements of Changes In Shareholders' Equity

                                        Common Stock                  Accumulated
                                           Shares        Amount         Deficit
                                        ------------   ----------     -----------
Issuance of shares - for cash            1,425,001     $  141,313     $ (15,032)
Loss for the year                       ----------      ---------      --------
Balance @ May 31, 1986                   1,425,001        141,313       (15,032)

Issuance of shares
  - for cash                               550,000        256,971
  - for property                            25,000         13,742
Loss for the year                                                       (58,907)
                                         ---------      ---------      --------
Balance @ May 31, 1987                   2,000,001        412,026       (73,939)

Issuance of shares - for cash            1,858,748      1,753,413
Earnings for the year                                                    38,739
                                         ---------      ---------      --------
Balance @ May 31, 1988                   3,858,749      2,165,439       (35,200)

Issuance of shares
  - for cash                             1,328,750      1,814,133
  - for property                           100,000        227,819
Loss for the year                                                      (202,160)
                                         ---------      ---------      --------
Balance @ May 31, 1989                   5,287,499      4,207,391      (237,360)

Issuance of shares
  - for cash                             1,769,767      2,771,815
  - for property                             8,875         14,855
Loss for the year                                                      (115,966)
                                         ---------      ---------      --------
Balance @ May 31, 1990                   7,066,141      6,994,061      (353,326)

Earnings for the year                                                    28,706
                                         ---------      ---------      --------
Balance @ May 31, 1991                   7,066,141      6,994,061      (324,620)

Loss for the year                                                      (157,931)
                                         ---------      ---------      --------
Balance @ May 31, 1992                   7,066,141      6,994,061      (482,551)

Loss for the year                                                      (285,391)
                                         ---------      ---------      --------
Balance @ May 31, 1993                   7,066,141      6,994,061      (767,942)

Issuance of shares
  - for cash                             5,834,491      1,536,260
  - for property                           128,493         23,795
Loss for the year                                                      (158,193)
Share issue costs                                                       (18,160)
                                        ----------      ---------      --------
Balance @ May 31, 1994                  13,029,125     $8,554,116     $(944,295)


                        Golden Queen Mining Co. Ltd.
            Consolidated Statements of Changes In Shareholders' Equity

                                        Common Stock                  Accumulated
                                           Shares        Amount         Deficit
                                        ------------   ----------     -----------
Issuance of shares
  - for cash                               648,900     $   182,866
  - for property
Loss for the year                                                     $  (219,576)
                                        ----------      ----------      ---------
Balance @ May 31, 1995                  13,678,025       8,736,982     (1,163,871)

Issuance of shares
  - for cash                             2,349,160       2,023,268
  - for debt                               506,215         662,282
Issuance of special warrants                     -       9,453,437
Loss for the year                                                        (426,380)
Special warrants issue cost                                              (100,726)
                                        ----------      ----------     ----------
Balance @ May 31, 1996                  16,533,400     $20,875,969    $(1,690,977)
                                        ==========      ==========     ==========


                      GOLDEN QUEEN MINING CO. LTD.

              Notes to Consolidated Financial Statements
                  Years Ended May 31, 1996 and 1995

1.   NATURE OF OPERATIONS

     The company is in the development stage with respect to its interest in certain mineral properties. The underlying value of the mineral properties and related deferred exploration and development expenditures is dependent on the existence and anticipated economic recovery of ore reserves, confirmation and retention of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Generally Accepted Accounting Principles

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States. No differences have been disclosed, they are not considered significant.

     (b)  Principles of Consolidation

          These consolidated financial statements include the accounts of Golden Queen Mining Co. Ltd. ("Golden Queen") and its wholly-owned subsidiary, Golden Queen Mining Company, Inc. (the "Subsidiary").

     (c) Mineral Properties and Related Deferred Exploration and Development Expenditures

          The company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development, including directly associated technical and administrative expenses (including interest), are capitalized by property. These costs will be written off against subsequent revenues, or to operations at such time that the properties are determined to have no recoverable value.

          Recorded costs of mineral properties and related deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

     (d)  Reporting Currency and Translation of Foreign Currency

          Golden Queen has adopted the United States dollar as its reporting currency for its financial statements prepared after May 21, 1996 as the United States dollar is the currency of the primary economic environment in which Golden Queen and the Subsidiary conduct business and is considered the appropriate functional currency for the Company's operations. Accordingly, the financial statements of the Company have been translated by the temporal method with translation gains and losses included in earnings. Under this method, the operations of the company have been converted into U.S. dollars at the following rates of exchange:

          (i)       Monetary assets and monetary liabilities - at a rate of
                    exchange prevailing at the balance sheet date;
          (ii)      All other assets - at a rate of exchange prevailing at
                    the time of the acquisition;
          (iii) Revenue and expenses - at the average rate of exchange prevailing during the period

                     GOLDEN QUEEN MINING CO. LTD.

              Notes to Consolidated Financial Statements
                 Years Ended May 31, 1996 and 1995

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (e)  Amortization

          Amortization was changed from the diminishing balance method at 20% per annum, to the straight-line method over five (5) years on capital assets. One-half of the normal rate was used in the year of acquisition. The change resulted in additional amortization of $7,494 which was charged to deferred development amortization for the year ended May 31, 1996.

     (f)  Earnings Per Share

          Earnings per share have not been disclosed as they are not considered meaningful in the circumstances.

     (g)  Comparative Figures

          Certain figures have been reclassified to conform to the presentation adopted in the current year. These changes have no effect on the earnings.

3.   PROPERTY AND EQUIPMENT

                                   May 31, 1996   May 31, 1995
                                   ------------   ------------

     Furniture and fixtures         $ 35,058       $ 45,518
     Office Equipment                 51,686         14,862
     Automobiles                      21,134         21,134
     Capital leased equipment         13,281              0
                                     -------         ------
                                     121,169         81,514
     Less accumulated depreciation    50,727         47,195
                                     -------         ------
     Net property and equipment     $ 70,432       $ 34,319
                                     =======         ======
4.   MINERAL PROPERTIES

     (a) By an agreement dated April 22, 1986, the Subsidiary has acquired an exclusive lease to explore, develop and mine certain mining claims known as the Soledad-Starlight Property, Mojave Mining District, Kern County, California.

          The lease is for a twenty year period and for so long thereafter as the property remains in production, subject to processing a minimum of 12,000 tons of ore per year. The lease is subject to production royalties of 3% to 7.5% of net smelter returns depending on the quality of ore. All advance minimum royalties paid will be applied against any future production royalties.

                      GOLDEN QUEEN MINING CO. LTD.

               Notes to Consolidated Financial Statements
                  Years Ended May 31, 1996 and 1995

4.   MINERAL PROPERTIES (continued)

     Cash and share consideration payments for acquiring the lease are as follows:

                                               May 31,             May 31,
                                                1996                1995
                                             ----------          ----------
     Advance minimum royalties
     i)   Payments of $50,000 are
          required on May 1 & November
          1 of each year                     $ 751,456           $ 651,456

     Cash and share payments
     i)   $100,000 (paid)                      100,000             100,000
     ii)  25,000 shares at a deemed value
          of C$0.75 and 100,000 shares
          at a deemed value of C$2.75          231,139             231,139

     b)   The subsidiary has entered into
          various exploration right, lease
          option and property acquisition
          agreements on mining claims noted
          earlier.  The lease agreements have
          various terms and require annual
          payments of approximately $275,000.
          All are subject to a sliding scale
          royalty on net smelter returns
          beginning at 3%.                   1,175,928             965,725

     c)   The Subsidiary purchased adjacent
          property for consideration of $150,000,
          $45,000 was paid in cash and a note
          payable was given for the balance of
          $105,000 payable in monthly installments
          of $1,500, including interest at 10%
          per annum until December 22, 1996,
          or when development financing is in
          place, whichever occurs first.  A
          balloon payment of $77,305 will be
          due on December 22, 1996.            150,000             150,000

     d)   On September 19, 1994 the Subsidiary
          entered into a mining lease agreement
          granting exclusive exploration and
          development rights on property adjacent
          to claims previously described.  The
          term of the agreement is for 20 years
          and consideration included a cash
          payment of $30,000 and annual minimum
          lease payment of $10,000.             40,000              30,000

                     GOLDEN QUEEN MINING CO. LTD.

            Notes to Consolidated Financial Statements
                Years Ended May 31, 1996 and 1995

4.   MINERAL PROPERTIES (continued)

                                               May 31,             May 31,
                                                1996                1995
                                             ----------          ----------

     e)   On September 22, 1995, the
          Subsidiary entered into an
          agreement to purchase approximately
          40 acres; a deposit of $37,500
          was placed in escrow and an
          additional $150,000 will be paid
          at closing, on August 30, 1996.
          The seller will finance a note for
          $187,500 at 12%  interest for
          one (1) year.                        37,500                   -

     f)   On November 8, 1995, the Subsidiary
          signed  a letter agreement option
          to purchase certain mining claims
          and millsites for a total purchase
          price of $65,000.  $13,000 has been
          paid and a note payable for $52,000
          at 10% interest with monthly payments
          of $1,500 is outstanding.  All principal
          will be due in three years or at the
          start of production, whichever occurs
          first.  The Subsidiary will pay a 3%
          net smelter return royalty not to
          exceed $500,000.                     65,000                   -

     g)   On December 30, 1994, the Subsidiary
          signed an amendment to a September 25,
          1989 agreement of purchase for certain
          leasehold interests and unpatented claims.
          Under the terms of the amendment, the
          outstanding balance on the $150,000 note
          was canceled and production royalty granted
          on all products produced from the property
          up to a maximum payment of $300,000
          plus simple interest.  The
          outstanding balance on the canceled
          note has been credited to mineral
          properties.                          (150,000)           (150,000)
                                              ---------           ---------
                                             $2,401,023          $1,978,320
                                              =========           =========

                   GOLDEN QUEEN MINING CO. LTD.

            Notes to Consolidated Financial Statements
                Years Ended May 31, 1996 and 1995


5.   DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

                                                                    From November 21, 1985
                                     May 31,         May 31,     (inception) through  May 31,
                                      1996            1995                1996
                                      ----            ----                ----
Exploration and Development
 Administration                    $  314,800     $  260,115          $2,318,143
 Engineering                          335,284        107,224             976,366
 Geology/drilling                     718,895        377,472           4,385,248
 Permitting/environmental             276,080        166,790             585,743
                                    ---------      ---------           ---------
 Metallurgical testing                202,950         45,335             337,456

 Total expenditures                 1,848,009        956,936           8,602,956

Less:  recovery                             -       (437,566)           (437,566)
                                    ---------      ---------           ---------
                                    1,848,009        519,370           8,165,390

BALANCE, BEGINNING                  6,154,352      5,634,982                   0

WRITE-OFFS                                  -              -            (163,029)
                                    ---------      ---------           ---------
BALANCE, ENDING                    $8,002,361     $6,154,352          $8,002,361
                                    =========      =========           =========


                        GOLDEN QUEEN MINING CO. LTD.

                 Notes to Consolidated Financial Statements
                    Years Ended May 31, 1996 and 1995

6.   OTHER ASSETS

     On April 1, 1995, the Subsidiary acquired an option to purchase all of the issued and outstanding shares of a privately held California corporation with an interest in a previously uncontracted tract of land surrounded by the Subsidiary's land holdings and contiguous to the known reserves. The terms of the agreement stipulate that upon an initial non-refundable payment of $100,000 (paid), the Subsidiary may access the property for a period of nine months to evaluate the presence of mineral reserves. At the end of the nine month period (January 1996), the Subsidiary may choose to exercise its option to purchase the shares of the corporation by making the initial purchase payment of $250,000
     (paid). Total consideration for the purchase is $1,600,000 with the balance to be paid in installments as follows:

     $500,000  -  upon commencement of construction
     $750,000  -  upon reaching sustained production

     Upon commencement of commercial production, the Subsidiary will pay a royalty of 1% of gross smelter returns for a period of up to 60 years, but total payments are not to exceed US $60 million.

     This agreement has been guaranteed by Golden Queen Mining Co. Ltd.

7.   LONG TERM DEBT
                                               May 31,             May 31,
                                                1996                1995
                                             ----------          ----------

     (a)  Interest at a rate of 10% per
          annum, payable in monthly
          installments of principal and
          interest over the period ending
          December 22, 1996.  The notes are
          secured by deeds of trust held by
          a third party.                      $ 78,143            $ 87,787

     (b)  Interest at a rate of 11% per
          annum payable on November 1, 1995,
          secured by a deed of trust.
          Principal and accrued interest paid
          by the issue of shares.                    -             130,000

     (c)  Interest at a rate of 12% per annum
          payable on November 1, 1995, secured
          by a deed of trust.  Principal and
          accrued interest paid by  the issue
          of shares.                                 -             100,000

     (d)  Interest at a rate of 11% per annum
          payable on November 1, 1995, secured
          by a deed of trust.  Principal and
          accrued interest paid by the issue
          of shares.                                 -              70,000

                    GOLDEN QUEEN MINING CO. LTD.

             Notes to Consolidated Financial Statements
                 Years Ended May 31, 1996 and 1995

7.   LONG TERM DEBT (continued)
                                               May 31,             May 31,
                                                1996                1995
                                             ----------          ----------

     (e)  Interest at a rate of 12%
          per annum payable on November
          1, 1995.  Principal and accrued
          interest paid by the issue
          of shares.                                 -             250,000

     (f)  Non-interest bearing note repayable
          in two  installments: $5,000 on July
          1, 1997 and $4,000 July 1, 1999,
          secured by a grant deed.               9,000                   -

     (g)  Debenture convertible at the
          option of the holder into common
          shares at a conversion price of
          C$2.00 ($1.46) per common share.
          The debenture bears interest at
          9.5% per  annum and is due
          March 18, 1998.                      400,000                   -

     (h)  Debenture convertible at the
          option of the holder into common
          shares at a conversion price of
          C$2.00 ($1.46) per common share.
          The debenture bears interest at
          9.5% per annum and is due March
          18, 1998.                            600,000                   -

     (i)  Payable in monthly installments
          of $1,500 including interest at
          10% per annum, balance due in three
          years from the date of note or
          start of mineral production
          whichever comes first.                49,858                   -
                                             ---------             -------
          Total                              1,137,001             637,787

          Current Maturities                    91,771             559,643
                                             ---------             -------

                                            $1,045,230            $ 78,144

8.   SHARE CAPITAL

     (a)  Authorized Capitalization
          100,000,000 common shares without par value
            3,000,000 preferred shares without par value

                   GOLDEN QUEEN MINING CO. LTD.

            Notes to Consolidated Financial Statements
               Years Ended May 31, 1996 and 1995

8.   SHARE CAPITAL (continued)

     (b)  Common Shares Issued and Special Warrants


                          May 31, 1996                   May 31, 1995
                      Shares         Amount         Shares         Amount
                      ------         ------         ------         ------
     Balance,
      beginning     13,678,025     $  8,736,982   13,029,125     $8,554,116
     Issued for
      cash:
      Private
       placement     1,929,160        1,741,475            -              -
     Exercise of
      options          420,000          281,793      648,900        182,866
     Issued for
      debt               506,215        662,282            -              -
                    ----------      -----------   ----------      ---------
     Common
      Shares
      issued        16,533,400     $11,422,532    13,678,025     $8,736,982
     Special
      Warrants               -       9,453,437             -              -
                    ----------      -----------   ----------      ---------
     Total
      capital-
      ization       16,533,400     $20,875,969    13,678,025     $8,736,982
                    ==========      ==========    ==========      =========


     Golden Queen issued 5,500,000 Special Warrants and filed a preliminary prospectus on July 2, 1996. The Special Warrants were issuable under a Special Warrant indenture dated as of May 23, 1996. Each Special Warrant is exercisable, without additional payment, for one Common Share and one-half of one warrant, provided that if a receipt for the prospectus has not been issued by the securities regulatory authority of each of the Provinces of British Columbia, Ontario and Quebec by September 20, 1996, each Special Warrant will be exercisable for 1.1 Common Shares and 0.55 warrants, except that each Special Warrant held by an "insider" of Golden Queen will be exercisable for 1.06 Common Shares and 0.55 warrants. The Special Warrants may be exercised at any time prior to the earlier of the sixth business day after receipts have been issued for the prospectus and May 22, 1997. Any Special Warrants that have not been exercised immediately prior to the time of expiry will be deemed to be exercised.

     Each warrant will entitle its holder to purchase one Common Share at a price of C$2.90 ($2.13) and are exercisable at any time prior to 4:00 p.m. (Vancouver time) on November 28, 1997.

                        GOLDEN QUEEN MINING CO. LTD.

                Notes to Consolidated Financial Statements
                   Years Ended May 31, 1996 and 1995

8.   SHARE CAPITAL (continued)

     (c)  Options

          As at May 31, 1996, there are director and employee stock options outstanding for the purchase of up to 1,950,000 common shares as follows:

          Exercise Price      Number         Expiry Date
          --------------      ------         -----------

          C$0.592 ($0.44)      75,000        December 21, 1998
          C$0.76 ($0.56)       30,000        March 4, 1999
          C$0.55 ($0.40)      145,000        August 24, 1999
          C$1.50 ($1.10)      220,000        September 21, 1999
          C$1.45 ($1.07)       70,000        November 24, 1999
          C$1.35 ($0.99)       70,000        July 20, 2000
          C$1.35 ($0.99)      680,000        December 1, 2000
          C$1.51 ($1.11)      560,000        February 21, 2001
          C$3.00 ($2.18)      100,000        May 21, 2001
                            ---------
                            1,950,000

9.   RELATED PARTY TRANSACTIONS

     (a) During the period, transactions were incurred with related parties as follows:

                                         Year Ended          Year Ended
                                        May 31, 1996        May 31, 1995
                                        ------------        ------------

          Consulting fees               $ 138,996           $ 21,741
                                        ---------           --------
          Office and administration     $   3,745           $  5,602
                                        ---------           --------

     (b) Until March 1996, office space and secretarial services were provided to the Subsidiary for nil consideration by a company with directors in common.

     (c) Notes payable and accrued interest, which were paid during the year end May 31, 1996 by the issue of common shares (see Notes 6 and 7), were previously granted by related parties.


10.  SUBSEQUENT EVENTS

     (a) Subsequent to May 31, 1996, additional stock options were granted for the purchase of up to 50,000 common shares at C$2.30 ($1.69) per share exercisable to June 27, 2001.

     (b) On June 18, 1996 a property was purchased adjacent to the proposed mine site area for $79,900 by the Subsidiary.

                      GOLDEN QUEEN MINING CO. LTD.

               Notes to Consolidated Financial Statements
                  Years Ended May 31, 1996 and 1995

10.  SUBSEQUENT EVENTS (continued)

     (c) On June 27, 1996 the Subsidiary acquired the property within the proposed mine site area pursuant to the Cruz purchase agreement dated February 7, 1996 for a purchase price of $65,000. A payment was made and a note in the amount of $47,333 was given for the balance of the purchase price.

                               PART III

Items 1 and 2. Exhibits.

The following exhibits are filed as part of this registration statement.

Exhibit No.
-----------

3.1(P)              Articles of Incorporation of the Registrant.
                    To be filed by amendment.

3.2(P)              Bylaws of the Registrant.  To be filed by amendment.

21.0                Subsidiaries of the Registrant.  Filed herewith.

24.0                Power of attorney and consent on Form F-X.
                    Filed herewith.

27.0                Financial Data Schedule.  Filed herewith.

                               SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on this behalf by the undersigned, thereunto duly authorized.

                              GOLDEN QUEEN MINING CO. LTD.

                         By:   /s/ Bernard F. Goodson
                              -----------------------------------------
                              its Vice President of
                                Administration and Controller

                              Dated: October 31, 1996